      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 1998
                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                   REINSURANCE GROUP OF AMERICA, INCORPORATED
             (Exact name of Registrant as specified in its charter)

                MISSOURI                                       43-1627032
     (State or other jurisdiction of                          (IRS Employer
     incorporation or organization)                      Identification Number)

  660 MASON RIDGE CENTER DRIVE, ST. LOUIS, MISSOURI 63141-8557, (314) 453-7300 (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                            ------------------------

                                  JACK B. LAY
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                   REINSURANCE GROUP OF AMERICA, INCORPORATED
                          660 Mason Ridge Center Drive
                         St. Louis, Missouri 63141-8557
                                 (314) 453-7300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

             THOMAS C. ERB, ESQ.                                 R. RANDALL WANG, ESQ.
         LEWIS, RICE & FINGERSH, L.C.                                BRYAN CAVE LLP
         500 N. Broadway, Suite 2000                         211 North Broadway, Suite 3600
        St. Louis, Missouri 63102-2147                       St. Louis, Missouri 63102-2750
                (314) 444-7600                                       (314) 259-2000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plan, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                           PROPOSED MAXIMUM        PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF            AMOUNT TO         OFFERING PRICE             AGGREGATE             AMOUNT OF
     SECURITIES TO BE REGISTERED        BE REGISTERED          PER SHARE            OFFERING PRICE        REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Non-Voting Common Stock, par value
  $0.01 per share.....................       (1)                  (1)               $316,250,000(2)          $93,293.75
Preferred Stock Purchase Rights.......      (1)(3)              (1)(3)                    (3)                   (3)
============================================================================================================================

(1) Amount to be registered and proposed maximum offering price per share omitted pursuant to Rule 457(o).
(2) Includes $41,250,000 subject to the Underwriters' over-allotment option. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).
(3) Each share of Non-Voting Common Stock issued also represents one Preferred Stock Purchase Right. Preferred Stock Purchase Rights cannot trade separately from the underlying Non-Voting Common Stock and, therefore, do not carry a separate price, or necessitate an additional registration fee.
                            ------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

          SUBJECT TO COMPLETION, DATED MAY                     , 1998
                                  5,300,000 SHARES

                     REINSURANCE GROUP OF AMERICA, INCORPORATED
RGA LOGO

                               NON-VOTING COMMON STOCK

                            ------------------------

     The 5,300,000 shares of non-voting common stock, par value $0.01 per share (the "Non-Voting Common"), offered hereby (the "Offering") are being sold by Reinsurance Group of America, Incorporated ("RGA"). The Non-Voting Common is a newly created class of non-voting stock of RGA which is substantially similar to its common stock, par value $0.01 per share (the "Voting Common"), except that it has no voting rights other than as required by Missouri law and includes features designed to protect the holders thereof in the event of certain changes in control of RGA. See "Description of Capital Stock -- Non-Voting Common." GenAmerica Corporation beneficially owns approximately 64% of the Voting Common. See "Principal Stockholders."

     There is currently no public market for the Non-Voting Common. Application has been made to list the Non-Voting Common on the New York Stock Exchange (the "NYSE") under the symbol RGA.A, subject to official notice of issuance. It is anticipated that the trading prices of the Non-Voting Common will approximate the trading prices of the Voting Common. No assurances, however, can be given in
such regard. On May   , 1998, the last reported sale price of the Voting Common,
listed on the NYSE under the symbol RGA, was $     per share. See "Price Range
of Capital Stock and Dividends."
                            ------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NON-VOTING COMMON OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                           PRICE TO               UNDERWRITING             PROCEEDS TO
                                            PUBLIC                DISCOUNT(1)               COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share........................             $                        $                        $
-------------------------------------------------------------------------------------------------------------
Total(3).........................             $                        $                        $
=============================================================================================================

(1) RGA has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $          payable by RGA.

(3) RGA has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 795,000 shares of Non-Voting Common from RGA solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Non-Voting Common are offered by the Underwriters, as specified herein, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Non-Voting Common will be made on
or about                     , 1998.

A.G. EDWARDS & SONS, INC.
                    DONALDSON, LUFKIN & JENRETTE
                        SECURITIES CORPORATION
                                       CHASE SECURITIES INC.

                                                      CONNING & COMPANY

                  The date of this Prospectus is May   , 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE VOTING COMMON OR THE NON-VOTING COMMON, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                           -------------------------
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA NOR HAS THE COMMISSIONER RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.
                           -------------------------
     Missouri insurance laws and regulations provide that no person may acquire control of RGA, and thus indirect control of its Missouri insurance subsidiary, RGA Reinsurance Company, unless such person has provided certain required information to the Missouri Department of Insurance and such acquisition is approved by the Director of Insurance of the State of Missouri (the "Missouri Director of Insurance") after a public hearing. Under Missouri insurance laws and regulations, any person acquiring 10% or more of the outstanding voting stock of a corporation is presumed to have acquired control of that corporation and its subsidiaries. Canadian insurance laws and regulations provide that no person may acquire control of or a significant interest in RGA, and thus indirect control of, or an indirect significant interest in, its Canadian insurance subsidiary, RGA Life Reinsurance Company of Canada, unless such person has provided certain required information to the Canadian Minister of Finance and such acquisition is approved by such Minister. Under Canadian insurance laws and regulations, "significant interest" means the direct or indirect beneficial ownership of shares representing 10% or more of a given class, while "control" of an insurance company is presumed to exist when a person beneficially owns or controls an entity that beneficially owns shares representing more than 50% of the votes entitled to be cast for the election of directors and such votes are sufficient to elect a majority of the directors of the insurance company. Although the Non-Voting Common offered hereby is not expected to constitute "voting stock" for purposes of the foregoing provisions, such stock is convertible on a share-for-share basis into Voting Common of RGA under certain limited circumstances and, in the event of any such conversion, the shares offered hereby would constitute "voting stock" for purposes of the foregoing provisions. See "Description of Capital Stock -- Non-Voting Common -- Conversion of Non-Voting Common."

                           FORWARD-LOOKING STATEMENTS

     The statements included or incorporated in this Prospectus regarding future financial performance and results and the other statements that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements may include, but are not limited to, projections of earnings, revenues, income or loss, capital expenditures, plans for future operations and financing needs or plans, as well as assumptions relating to the foregoing. The words "intend," "expect," "project," "estimate," "predict," "anticipate," "should," "believe" and similar expressions also are intended to identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Factors that could cause actual results to differ materially (the "Cautionary Statements") include, but are not limited to, (i) the absence of an existing public market for the Non-Voting Common and uncertainty as to the levels of future trading activity or prices for such shares, (ii) general economic conditions affecting the demand for insurance and reinsurance in the Company's (as hereinafter defined) current and planned markets, (iii) material changes in mortality and claims experience, (iv) competitive factors and competitors' responses to the Company's initiatives,
(v) successful execution of the Company's entry into new markets, (vi) successful development and introduction of new products,

(vii) the stability of governments and economies in foreign markets, (viii) fluctuations in U.S. and foreign interest rates and securities and real estate markets, (ix) the success of the Company's clients, including General American Life Insurance Company ("General American") and its affiliates, (x) changes in laws, regulations and accounting standards applicable to RGA and its subsidiaries, and (xi) other risks and uncertainties described in this Prospectus and in RGA's other filings with the Securities and Exchange Commission (the "Commission"). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements. Investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements after the completion of this Offering to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and Notes thereto set forth elsewhere in this Prospectus or incorporated by reference in this Prospectus. The principal subsidiaries of RGA are RGA Reinsurance Company ("RGA Reinsurance") and RGA Life Reinsurance Company of Canada ("RGA Canada"). The term "Company," as used herein, refers collectively to RGA and its direct and indirect subsidiaries. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     RGA, through its operating subsidiaries, is one of the largest life reinsurers in North America. At December 31, 1997, the Company had assets of $4.7 billion, stockholders' equity of $499.3 million and assumed reinsurance in force of $227.3 billion. The Company's core North American life reinsurance business serves as the platform for its business strategy of further expansion into selected domestic and international markets. Over the past five years, the Company has produced a strong and consistent record of growth and profitability, with revenue and net income (excluding the accident and health pool charge in 1997) growing at compound annual rates of approximately 24% and 18%, respectively.

     The Company's approach to the North American market, which represented 76% of net premiums in 1997, has been to (i) focus on large, high quality life insurers as clients, (ii) provide superior facultative underwriting and competitive automatic reinsurance capacity, and (iii) deliver responsive and flexible service to its clients. Management believes it is the largest facultative life reinsurer in North America. The Company conducted business with 80 of the 100 largest U.S. and 35 of the 40 largest Canadian life insurance companies in 1997, with no one client representing more than 7% of consolidated gross premiums.

     The Company has also developed its capacity and expertise in non-traditional reinsurance, which includes asset-intensive products and financial reinsurance. In 1997, the Company's North American non-traditional reinsurance business earned $12.8 million or 13% of income before income taxes and minority interest (excluding the accident and health pool charge). The Company's non-traditional business currently includes reinsurance of stable value products, bank-owned life insurance and annuities.

     The Company leverages its underwriting expertise and industry knowledge as it expands into selected international markets. Its operations outside North America currently include direct and reinsurance business from joint ventures and subsidiaries in Latin America, Australia, Malaysia and the United Kingdom, as well as reinsurance of life products and related coverages offered principally in Hong Kong and Japan through RGA Reinsurance.

     RGA Reinsurance has an "AA" claims paying rating from Standard & Poors ("S&P") and an "A+" claims paying rating from A.M. Best and Company, Inc.
("A.M. Best"). The S&P and A.M. Best claims paying ratings are based upon an insurance company's ability to pay policyholder obligations and are not directed toward the protection of investors. In addition, RGA has an "A" long-term debt rating from S&P.

     During 1997, the Company made a strategic decision to cease marketing accident and health reinsurance and to place its existing portfolio into runoff. While this business contributed approximately 11% of reinsurance premiums for 1997, the Company does not expect the termination of this business to materially affect future results. Management intends to redirect its focus to its core North American and emerging businesses.

     The Company believes that the following trends in the insurance industry are increasing the demand for life reinsurance.

     - INCREASED CAPITAL SENSITIVITY. Regulatory environment and competitive business pressures are causing life insurers to reinsure as a means to
       (i) manage risk-based capital by shifting mortality and other risks and distribution costs to reinsurers, (ii) release capital to pursue new businesses, and (iii) unlock the capital supporting, and value embedded in, non-core product lines.

     - CONSOLIDATION AND REORGANIZATION WITHIN THE INDUSTRY. The number of merger and acquisition transactions within the U.S. life insurance industry increased to 136 in 1997, from 63 in 1993. Management believes that U.S. reorganizations of life insurers (such as demutualizations) and international consolidation will continue to increase. As reinsurance products are increasingly used to finance these transactions and manage risk, demand for the Company's products is expected to increase.

     - CHANGING DEMOGRAPHICS OF INSURED POPULATIONS. The aging of the population in North America is increasing demand for financial products among "baby boomers" who are concerned about protecting their peak income stream and are considering retirement and estate planning. This trend is likely to result in increased demand for annuity products and life insurance policies, larger face amounts of life insurance policies and higher mortality risk taken by life insurers, all of which should cause such insurers to seek reinsurance products.

                               BUSINESS STRATEGY

     The Company continues to follow its two-part business strategy to capitalize on industry trends and to achieve its goal of producing consistent revenue and earnings growth.

     - CONTINUE GROWTH OF CORE NORTH AMERICAN BUSINESS. The Company's strategy includes continuing to grow each of the following components of its North American operations:

        -- FACULTATIVE REINSURANCE. The Company intends to maintain its leading position as a facultative underwriter in North America by emphasizing its high underwriting standards, prompt response on quotes, competitive pricing, capacity and flexibility in meeting customer needs.

        -- AUTOMATIC REINSURANCE. The Company intends to expand its already significant presence in the North American automatic reinsurance market by using its recognized mortality expertise and breadth of products and services to gain additional market share.

        -- IN FORCE BLOCK REINSURANCE. The Company anticipates increased opportunities to grow its business of reinsuring "in force block" insurance, as insurers seek to exit various non-core businesses and increase financial flexibility in order to, among other things, redeploy capital and pursue merger and acquisition activity.

     - CONTINUE EXPANSION INTO SELECTED MARKETS. The Company's strategy includes building upon the expertise and relationships developed from its core North American business platform to continue its expansion into selected markets, including:

        -- NON-TRADITIONAL REINSURANCE. The Company intends to continue leveraging its existing client relationships and reinsurance expertise to create customized non-traditional reinsurance products and solutions. Industry trends, particularly the increased pace of consolidation and reorganization among life insurance companies and changes in product distribution, are expected to create significant growth opportunities for non-traditional reinsurance.

        -- OTHER INTERNATIONAL. Management believes that international markets offer substantial opportunities for growth, and has capitalized on this opportunity by establishing a presence in selected markets. The Company uses its reinsurance expertise, facultative underwriting abilities and market knowledge as it continues to enter mature and emerging insurance markets.

                              RECENT DEVELOPMENTS

     The Company reported a 19% increase in operating income, to $15.3 million, or $0.60 per share, for the quarter ended March 31, 1998, compared to $12.9 million, or $0.50 per share, for the quarter ended March 31, 1997, excluding the impact of an after-tax accident and health pool charge taken in the first quarter of 1997 in the amount of $10.4 million, or $0.40 per share. Net premiums, net investment income and total revenues increased 31% to $270.0 million, 52% to $63.7 million and 35% to $341.1 million, respectively, for the quarter ended March 31, 1998, compared to the quarter ended March 31, 1997. The Company reported total assets of approximately $5.1 billion at March 31, 1998.
                            ------------------------

     RGA's principal executive office is located at 660 Mason Ridge Center Drive, St. Louis, Missouri 63141-8557, and its telephone number is (314) 453-7300.

                                  THE OFFERING

Non-Voting Common offered by
  RGA.........................   5,300,000 shares.(1)

Non-Voting Common outstanding
  after Offering..............   5,300,000 shares.(1)(3)

Voting Common outstanding
after   Offering..............             shares.(2)(3)

Use of proceeds...............   RGA intends to use the net proceeds from the
                                 Offering for general corporate purposes. See
                                 "Use of Proceeds."

New York Stock Exchange
symbol........................   Application has been made to list the
                                 Non-Voting Common on the NYSE under the symbol
                                 RGA.A, subject to official notice of issuance.
                                 The Voting Common is currently traded on the
                                 NYSE under the symbol RGA.
-------------------------
(1) Does not include up to 795,000 shares of Non-Voting Common subject to the Underwriters' over-allotment option.

(2) Based upon the number of shares of Voting Common outstanding as of May 1, 1998. Does not include 960,314 shares of Voting Common subject to outstanding stock options and employee benefit plans and 360,035 shares that were available for additional awards under such plans.

(3) The number of authorized shares of Voting Common and Non-Voting Common shown herein assumes that RGA's Restated Articles of Incorporation will be amended as proposed at RGA's Annual Meeting of Stockholders on May 27, 1998. See "Description of Capital Stock."

                           TERMS OF NON-VOTING COMMON

     The powers, preferences and rights of the Voting Common and the Non-Voting Common, and the qualifications, limitations and restrictions thereof, are in all respects identical, except as otherwise required by law or expressly provided in RGA's Restated Articles of Incorporation. See "Description of Capital Stock."

No voting rights..............   The Non-Voting Common will not entitle the
                                 holder thereof to any voting rights, except as otherwise required by law.

Dividends and other
distributions.................   The Non-Voting Common is equal to the Voting
                                 Common in relative to dividends and other distributions in cash, property, or shares of stock of RGA (including distributions in connection with any recapitalization), subject to certain exceptions described herein. In no event will shares of either Voting Common or Non-Voting Common be split, subdivided or combined unless the other is proportionately split, subdivided or combined.

Business combinations;
dissolution...................   In the event of a merger, consolidation,
                                 combination or similar transaction of RGA with another entity (whether or not RGA is the surviving entity) or in the event of a liquidation, dissolution or winding up of RGA, the holders of Non-Voting Common will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of Voting Common in that transaction. Any capital stock, however, that holders of Non-Voting Common become entitled to receive in any merger, consolidation, combination or similar transaction may have terms substantially similar to the terms of the Non-Voting Common itself.

Other Non-Voting Common
protections...................   The terms of the Non-Voting Common include two
                                 "protection" provisions designed to reduce the possibility that holders of Non-Voting Common could be treated unfairly in the event that a person attempts to acquire control of RGA. The first provision seeks to prevent a person who has crossed a certain ownership threshold from gaining control of RGA by acquiring Voting
                                 Common without buying Non-Voting Common. Under this provision, anyone who acquires more than 15% of the outstanding Voting Common after May
                                 27, 1998 (the "Effective Date") and does not acquire a percentage of the Non-Voting Common outstanding at least equal to the percentage of Voting Common that the person acquired above the 15% threshold will not be allowed to vote the Voting Common acquired in excess of the 15% level. The second provision is an "equitable price" requirement which is intended to prevent a person seeking to acquire control of RGA from paying a discounted price for the Non-Voting
                                 Common required to be purchased by the
                                 acquiring person under the first provision.

Conversion....................   The Non-Voting Common will be automatically
                                 converted into Voting Common on a
                                 share-for-share basis if (i) as a result of the existence of the Non-Voting Common, the Voting
                                 Common or the Non-Voting Common or both becomes excluded from trading on all principal national securities exchanges and also is excluded from quotation on The Nasdaq Stock Market's National
                                 Market or any other comparable national
                                 quotation system then in use, or (ii) at any time the number of outstanding shares of Voting
                                 Common as reflected on RGA's stock transfer books falls below 10% of the aggregate number of outstanding shares of Voting Common and Non-Voting Common.

Shareholder Rights Plan.......   Rights under RGA's Shareholder Rights Plan, as
                                 amended, also will attach to the Non-Voting
                                 Common. See "Description of Capital
                                 Stock -- Preferred Stock Purchase Rights."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------------
                                                         1997       1996      1995      1994      1993
                                                       --------    ------    ------    ------    ------
INCOME STATEMENT DATA:
Net premiums.......................................    $  835.5    $674.9    $570.0    $451.7    $379.9
Net investment income..............................       188.3     136.8      90.1      71.3      60.3
Realized investment gains, net.....................         0.3       0.9        --       0.8       3.6
Other revenue......................................        47.4      17.4       8.0       1.9       2.7
                                                       --------    ------    ------    ------    ------
     Total revenues................................     1,071.5     830.0     668.1     525.7     446.5
Income before income taxes and minority interest...        84.1(1)   87.1      74.6      64.4      54.9
Net income.........................................        54.6(1)   55.1      47.3      40.4      34.1
Basic earnings per share...........................        2.15(1)   2.18      1.87      1.57      1.50
Diluted earnings per share.........................        2.13(1)   2.17      1.87      1.57      1.50
Cash dividends per share...........................        0.23      0.20      0.17      0.16      0.08
Weighted average diluted shares (in thousands).....      25,604    25,410    25,292    25,728    22,736

                                                                  DECEMBER 31,
                                       ------------------------------------------------------------------
                                          1997          1996          1995          1994          1993
                                       ----------    ----------    ----------    ----------    ----------
BALANCE SHEET DATA:
Invested assets....................    $  3,634.0    $  2,272.0    $  1,405.5    $  1,016.6    $    920.6
Total assets.......................       4,673.6       2,893.7       1,989.9       1,394.3       1,249.6
Policy liabilities.................       3,558.7       2,068.6       1,408.3       1,043.9         886.5
Total debt.........................         106.8         106.5            --            --            --
Stockholders' equity...............         499.3         425.6         376.9         276.8         279.4
OTHER FINANCIAL DATA:
Assumed ordinary life reinsurance
  business in force................    $227,259.7    $168,339.3    $153,861.2    $142,374.0    $114,666.4
Assumed new business production....      75,861.9      37,905.5      35,997.7      43,203.3      24,670.7
Book value per share(2)............         17.14         15.60         13.63         11.87         10.71
Statutory capital and surplus(3)...         274.6         277.2         249.4         232.7         240.5
Return on equity, as adjusted(4)...          15.7%         14.6%         14.6%         13.7%         12.0%

-------------------------
(1) Includes the effect of the $18.0 million charge for accident and health insurance pool reserve increase. Excluding the effect of the charge, income before taxes and minority interest, net income, basic earnings per share and diluted earnings per share would have been $102.1 million, $65.0 million, $2.55 per share and $2.53 per share, respectively.

(2) Book value per share is calculated by dividing end of period stockholders' equity (excluding unrealized investment gains and losses) by end-of-period common shares outstanding.

(3) Amounts have been derived from the statements filed with the regulatory authorities in the country where the operating subsidiary is domiciled. The primary subsidiaries are RGA Reinsurance Company which files with the Missouri Department of Insurance and RGA Life Reinsurance Company of Canada which files with the Office of the Superintendent of Financial Institutions in Canada.

(4) Return on average stockholders' equity is calculated by dividing net income (excluding the accident and health pool charge in 1997 and realized investment gains) by average stockholders' equity for the period (which is the simple average of beginning- and end-of-period stockholders' equity excluding unrealized investment gains and losses).

                                  RISK FACTORS

     Prospective investors should consider, in addition to the information set forth under "Forward-Looking Statements" and elsewhere in this Prospectus, the following matters in evaluating an investment in the Non-Voting Common offered hereby.

NON-VOTING COMMON SHARES

     The Non-Voting Common has no voting rights other than those required by Missouri law and is convertible into Voting Common only under certain limited circumstances described herein. Consequently, holders of Non-Voting Common will not be entitled to elect directors or vote on other matters customarily decided by stockholders, such as mergers, consolidations or the sale of all or substantially all of the Company's assets. See "Description of Capital
Stock -- Non-Voting Common -- Voting Matters."

CONTROL BY GENAMERICA CORPORATION

     GenAmerica Corporation beneficially owns approximately 64% of the Voting Common and individuals employed by or associated with GenAmerica Corporation hold a majority of the seats on RGA's Board of Directors. GenAmerica Corporation is a wholly owned subsidiary of General American Mutual Holding Company and is the parent corporation of General American. Upon consummation of the Offering, GenAmerica Corporation will continue to have the power, because of the voting power of the shares of Voting Common held by it, to elect RGA's Board of Directors, and to substantially influence business combination transactions. For financial reporting purposes, GenAmerica Corporation will include its share of the Company's net income or loss in its consolidated financial statements. RGA's Board of Directors, including members who are also affiliated with GenAmerica Corporation, may consider not only the short-term and long-term impact of operating decisions on the Company, but also the impact of such decisions on GenAmerica Corporation and its affiliates, including General American. See "Management," "Principal Stockholders," "Certain Relationships and Related Transactions" and "Description of Capital Stock."

NO PRIOR TRADING HISTORY

     The Non-Voting Common is a newly created class of non-voting stock of RGA and no public market currently exists for such stock. The public offering price for the Non-Voting Common was determined through negotiations between RGA and representatives of the Underwriters and may not be indicative of the market price for the Non-Voting Common following the Offering. See "Underwriting". Although application has been made for the Non-Voting Common to be listed on the NYSE, upon official notice of issuance, there can be no assurance that an active trading market will develop after the Offering or, if developed, that such a market will be sustained. It also is possible that the Non-Voting Common will trade at prices that differ from those of the Voting Common. If the Voting Common were to trade at a premium to the Non-Voting Common, subsequent issuances of Non-Voting Common, instead of Voting Common, in connection with a public or private offering, an acquisition or other transaction could have a greater dilutive effect on stockholders because such an acquisition or transaction would require more shares to deliver the same aggregate value. To minimize dilution of voting power to existing stockholders, RGA may be more likely to issue shares of Non-Voting Common than Voting Common in the future to raise equity, finance acquisitions or fund employee benefit plans.

                                USE OF PROCEEDS

     The purpose of the Offering is to support the continued growth of the Company's business and to maintain its capital structure. The net proceeds to be received by RGA from the Offering (at an assumed public offering price of
$          ), after deducting the underwriting discount and concessions and estimated offering expenses, are estimated to be approximately $
(approximately $          if the over-allotment option is exercised in full).
RGA intends to use the net proceeds from the Offering for general corporate purposes. Pending their use for such purposes, the net proceeds will be invested primarily in investment grade securities.

                   PRICE RANGE OF CAPITAL STOCK AND DIVIDENDS

     The Voting Common is listed for trading on the NYSE under the symbol RGA and application has been made to list the Non-Voting Common on the NYSE under the symbol RGA.A, subject to official notice of issuance. The Non-Voting Common is a new issue of stock for RGA and, as a result, it does not have any trading or dividend history. The following table sets forth the high and low sales prices and cash dividends declared per share of Voting Common for the periods indicated (as adjusted for the three-for-two stock split effected August 29, 1997). The Offering relates to shares of Non-Voting Common.

                                                     VOTING COMMON
                                                      PRICE RANGE
                                                  --------------------
                                                   HIGH          LOW        DIVIDENDS
                                                   ----          ---        ---------
YEAR ENDED DECEMBER 31, 1996
First quarter...................................  $27.417      $22.583       $0.047
Second quarter..................................   27.750       24.417        0.047
Third quarter...................................   29.500       24.583        0.053
Fourth quarter..................................   33.000       28.833        0.053
YEAR ENDED DECEMBER 31, 1997
First quarter...................................  $32.833      $29.917       $0.053
Second quarter..................................   38.333       31.083        0.053
Third quarter...................................   41.583       37.500        0.060
Fourth quarter..................................   46.438       37.813        0.060
YEAR ENDED DECEMBER 31, 1998
First quarter...................................  $51.188      $38.375       $0.060
Second quarter (through May 1, 1998)............   50.125       47.250        0.060

     As of                     , 1998, there were approximately
                    holders of record of the Voting Common. The last reported
sales price of the Voting Common on the NYSE on May   , 1998 was $     per
share. The Offering relates to shares of Non-Voting Common.

     The holders of the Voting Common and the Non-Voting Common will be entitled to receive ratably any cash dividends as may be declared by RGA's Board of Directors. See "Description of Capital Stock -- Non-Voting Common -- Dividends and Other Distributions." The declaration and payment of future dividends to holders of the Voting Common and the Non-Voting Common will be at the discretion of RGA's Board of Directors and will depend upon RGA's earnings and financial condition, capital requirements of its subsidiaries, insurance regulatory condition and considerations and such other factors as RGA's Board of Directors may deem relevant.

     As a holding company, RGA is ultimately dependent upon its subsidiaries to provide funding for its operating expenses, debt service and dividends. Various insurance laws applicable to RGA's subsidiaries limit the payment of dividends and other distributions by such subsidiaries to RGA and may therefore limit the ability of RGA to make dividend payments. See
"Business -- Regulation -- Restrictions on Dividends and Distributions."

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company at December 31, 1997, and as adjusted to reflect the sale by RGA of shares of Non-Voting Common (at an assumed public offering price
of $       ) offered hereby (assuming no exercise of the Underwriters' over-
allotment option), after deducting the underwriting discount and concessions and estimated offering expenses.

                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              --------      -----------
                                                                   (IN THOUSANDS)
Long-term debt..............................................  $106,830       $106,830
                                                              --------       --------
Stockholders' equity:
  Preferred Stock, par value $.01 per share; 10,000,000
     shares authorized; no shares issued or outstanding.....        --             --
  Common Stock, par value $.01 per share; 75,000,000 shares
     authorized, 26,049,375 shares issued and
     outstanding(1)(3)......................................       261            261
  Non-Voting Common Stock, par value $.01 per share;
     20,000,000 shares authorized,             shares issued
     (as adjusted)(2)(3)....................................
  Additional paid in capital................................   264,748
  Currency translation adjustments..........................    (8,201)        (8,201)
  Unrealized appreciation of securities, net of taxes.......    67,290         67,290
  Retained earnings.........................................   196,685        196,685
                                                              --------       --------
          Total stockholders' equity before treasury
            stock...........................................   520,783
  Less cost of 844,535 shares reacquired and held in
     treasury...............................................   (21,462)       (21,462)
                                                              --------       --------
          Total stockholders' equity........................   499,321
                                                              --------       --------
Total capitalization........................................  $606,151       $
                                                              ========       ========

-------------------------
(1) Based upon the number of shares of Voting Common outstanding as of May 1, 1998. Does not include 960,314 shares of Voting Common subject to outstanding stock options and employee benefit plans and 360,035 shares that were available for additional awards under such plans.

(2) Does not include up to shares of Non-Voting Common subject to the Underwriters' over-allotment option.

(3) The number of authorized shares of Voting Common and Non-Voting Common shown herein assumes that RGA's Restated Articles of Incorporation will be amended as proposed at RGA's Annual Meeting of Stockholders on May 27, 1998. See "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1997, have been prepared in accordance with generally accepted accounting principles for stock life companies. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto incorporated by reference in this Prospectus.

                                                                    YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------------
                                                   1997          1996         1995         1994         1993
                                                ----------    ----------   ----------   ----------   ----------
INCOME STATEMENT DATA:
Revenues:
Net premiums..................................  $    835.5    $    674.9   $    570.0   $    451.7   $    379.9
Net investment income.........................       188.3         136.8         90.1         71.3         60.3
Realized investment gains, net................         0.3           0.9           --          0.8          3.6
Other revenue.................................        47.4          17.4          8.0          1.9          2.7
                                                ----------    ----------   ----------   ----------   ----------
         Total revenues.......................     1,071.5         830.0        668.1        525.7        446.5
Benefits and Expenses:
Claims and other policy benefits..............       640.1         505.7        430.0        329.4        276.4
Interest credited.............................        92.0          54.7         33.8         28.8         24.7
Accident and health pool charge(1)............        18.0            --           --           --           --
Policy acquisition costs and other insurance
  expenses....................................       176.5         136.5         98.1         78.6         70.9
Other operating expenses......................        53.0          39.8         31.6         24.5         19.6
Interest expense..............................         7.8           6.2           --           --           --
                                                ----------    ----------   ----------   ----------   ----------
         Total benefits and expenses..........       987.4         742.9        593.5        461.3        391.6
Income before income taxes and minority
  interest....................................        84.1(1)       87.1         74.6         64.4         54.9
Income tax expense............................        28.8          31.7         27.1         23.7         20.2
Minority interest.............................         0.7           0.3          0.2          0.3          0.6
                                                ----------    ----------   ----------   ----------   ----------
Net income....................................  $     54.6(1) $     55.1   $     47.3   $     40.4   $     34.1
                                                ==========    ==========   ==========   ==========   ==========
Basic earnings per share......................  $     2.15(1) $     2.18   $     1.87   $     1.57   $     1.50
Diluted earnings per share....................        2.13(1)       2.17         1.87         1.57         1.50
Cash dividends per share......................        0.23          0.20         0.17         0.16         0.08
Weighted average diluted shares, in
  thousands...................................      25,604        25,410       25,292       25,728       22,736

                                                                         DECEMBER 31,
                                                ---------------------------------------------------------------
                                                   1997          1996         1995         1994         1993
                                                ----------    ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
Invested assets...............................  $  3,634.0    $  2,272.0   $  1,405.5   $  1,016.6   $    920.6
Total assets..................................     4,673.6       2,893.7      1,989.9      1,394.3      1,249.6
Policy liabilities............................     3,558.7       2,068.6      1,408.3      1,043.9        886.5
Long-term debt................................       106.8         106.5           --           --           --
Total debt....................................       106.8         106.5           --           --           --
Stockholders' equity..........................       499.3         425.6        376.9        276.8        279.4
OTHER FINANCIAL DATA
Assumed ordinary life reinsurance business in
  force.......................................  $227,259.7    $168,339.3   $153,861.2   $142,374.0   $114,666.4
Assumed new business production...............    75,861.9      37,905.5     35,997.7     43,203.3     24,670.7
Book value per share(2).......................       17.14         15.60        13.63        11.87        10.71
Statutory capital and surplus(3)..............       274.6         277.2        249.4        232.7        240.5
Return on equity, as adjusted(4)..............        15.7%         14.6%        14.6%        13.7%        12.0%

-------------------------
(1) Represents an increase to accident and health reserves associated with run-off claims from certain outside-managed accident and health insurance pools. Excluding the effect of the charge, income before taxes and minority interest, net income, basic earnings per share, and diluted earnings per share would have been $102.1 million, $65.0 million, $2.55 per share and $2.53 per share, respectively.

(2) Book value per share is calculated by dividing end of period stockholders' equity (excluding unrealized investment gains and losses) by end of the period common shares outstanding.

(3) Amounts have been derived from the statements filed with the regulatory authorities in the country where the operating subsidiary is domiciled. The primary subsidiaries are RGA Reinsurance Company which files with the Missouri Department of Insurance and RGA Life Reinsurance Company of Canada which files with the Office of the Superintendent of Financial Institutions in Canada.

(4) Return on average stockholders' equity is calculated by dividing net income (excluding the accident and health pool charge in 1997 and realized investment gains) by average stockholders' equity for the period (which is the simple average of beginning and end of the period stockholders' equity excluding unrealized investment gains and losses).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the "Selected Consolidated Financial Data' included elsewhere in this Prospectus and the Consolidated Financial Statements of the Company (and the Notes thereto) incorporated by reference in this Prospectus. On August 29, 1997, RGA effected a three-for-two stock split on the Voting Common. All share information is presented herein on a post-split basis, except where otherwise indicated.

OVERVIEW

     The Company derives revenues primarily from renewal premiums from existing reinsurance treaties, new business premiums from existing or new reinsurance treaties, and income earned on invested assets, as well as direct insurance premiums from its Latin American subsidiaries.

     The Company's primary business is life reinsurance, which involves reinsuring life insurance policies that are often in force for the lifetime of the underlying individual insureds, with premiums earned typically over a period of 10 to 30 years. Each year, however, a portion of the business under existing treaties terminates due to, among other things, voluntary surrenders of underlying life insurance policies, lapses of underlying policies, deaths of underlying insureds, and the exercise of recapture options.

     Most of the Company's existing life reinsurance treaties provide for contractual increases in premium rates. These premium increases are constructed to offset expected increases in claims associated with insureds' advancing ages. New business premiums during each of the last three years have contributed more than $130.0 million to total net premiums for each period. "New business" refers to reinsurance resulting from newly issued underlying policies or blocks of existing business, regardless of whether the reinsurance is associated with new or existing treaties.

     Insurance in force for the Company increased $59.0 billion to $227.3 billion at December 31, 1997. New business production for 1997 totaled $75.9 billion compared to $37.9 billion in 1996 and $36.0 billion in 1995. Significant growth in new business in U.S. and Latin American operations contributed to most of this increase.

     As is customary in the reinsurance business, life insurance clients continually update, refine, and revise reinsurance information provided to the Company. Such revised information is used by the Company in the preparation of its financial statements and the financial effects resulting from the incorporation of revised data are reflected in income currently.

     The Company's profitability primarily depends on the volume and amount of death claims incurred. While death claims are reasonably predictable over a period of many years, claims become less predictable over shorter periods and are subject to fluctuation from quarter to quarter and year to year. RGA Reinsurance has catastrophe insurance coverage issued by an insurer rated "A" by A.M. Best that provides benefits of up to $100.0 million per occurrence for claims involving three or more deaths in a single accident, with a deductible of $1.5 million per occurrence. This coverage is terminable annually on 90 days notice and is ultimately provided through a pool of seventeen unaffiliated insurers. The Company believes such catastrophe insurance coverage is adequate to protect it from risks of multiple deaths of lives reinsured by policies with RGA Reinsurance in a single accident. Additionally, the Company's practice is to limit its retention to $2.5 million on any one insured life.

     The Company has foreign currency risk on business conducted in foreign currency to the extent that the exchange rate of the foreign currency is subject to adverse change over time. The Company's Canadian operations transact business in Canadian dollars. The exchange rate from Canadian to U.S. currency was 0.6992, 0.7297, and 0.7344 at December 31, 1997, 1996, and 1995, respectively.
The Company's Latin American operations primarily conduct business in Chilean pesos and Argentine dollars. The exchange rate from these currencies to the U.S. currency remained relatively stable during 1997, 1996, and 1995. The business generated from the Asia Pacific region is primarily denominated in U.S. dollars and Australian dollars and the Company was not materially affected by the decline in the foreign exchange rates within the Asia Pacific region during 1997.

     The Company has four main operational segments: U.S., Canadian, other international, and accident and health. The U.S. operations provide life reinsurance and non-traditional reinsurance to domestic clients. Non-traditional business includes asset-intensive and financial reinsurance. Asset-intensive products include reinsurance of stable value products, bank-owned life insurance, and annuities. The Canadian operations provide insurers with traditional reinsurance as well as assistance with capital management activity. The other international operations include results from Latin American operations, Asia Pacific operations, and Market Development operations. Other international business includes direct and reinsurance business from a joint venture and subsidiaries in Latin America, Australia, and the United Kingdom, as well as reinsurance of life and health products through RGA Reinsurance. Latin American direct business is comprised primarily of Chilean single-premium annuities and Argentine group life and universal life products. The accident and health operations include both domestic and international reinsurance. Due to continuing losses emanating from certain of the Company's accident and health operations in 1997, the strategic decision was made to exit all outside-managed accident and health pools and cease marketing accident and health business and to place the operation into run-off. The operational segment results do not include the corporate investment activity, general expenses and interest expense of RGA. See "Business -- Industry Segments."

     The following tables set forth selected information concerning the Company's four main operating segments for the indicated periods.

RESULTS OF OPERATIONS

U.S. OPERATIONS
YEAR ENDED DECEMBER 31, 1997
(IN THOUSANDS)

                                                                           NON-TRADITIONAL
                                                                       ------------------------
                                                                         ASSET       FINANCIAL
                                                        TRADITIONAL    INTENSIVE    REINSURANCE     TOTAL
                                                        -----------    ---------    -----------    --------
REVENUES:
  Net premiums......................................     $554,253       $    --       $    --      $554,253
  Investment income, net of related expenses........       98,666        55,636            --       154,302
  Realized investment gains/(losses), net...........        1,816        (1,726)           --            90
  Other revenue.....................................          872            --        25,308        26,180
                                                         --------       -------       -------      --------
     Total revenues.................................      655,607        53,910        25,308       734,825
BENEFITS AND EXPENSES:
  Claims and other policy benefits..................      405,590         2,414            --       408,004
  Interest credited.................................       42,564        48,102            --        90,666
  Policy acquisition costs and other insurance
     expenses.......................................       89,556         1,548        14,368       105,472
  Other operating expenses..........................       20,924            --            --        20,924
                                                         --------       -------       -------      --------
     Total benefits and expenses....................      558,634        52,064        14,368       625,066
                                                         --------       -------       -------      --------
     Income before income taxes and minority
       interest.....................................     $ 96,973       $ 1,846       $10,940      $109,759
                                                         ========       =======       =======      ========

U.S. OPERATIONS
YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)

                                                                           NON-TRADITIONAL
                                                                       ------------------------
                                                                         ASSET       FINANCIAL
                                                        TRADITIONAL    INTENSIVE    REINSURANCE     TOTAL
                                                        -----------    ---------    -----------    --------
REVENUES:
  Net premiums......................................     $486,431       $    --       $    --      $486,431
  Investment income, net of related expenses........       87,163        24,638            --       111,801
  Realized investment (losses), net.................       (1,340)           --            --        (1,340)
  Other revenue.....................................         (564)           --        16,957        16,393
                                                         --------       -------       -------      --------
     Total revenues.................................      571,690        24,638        16,957       613,285
BENEFITS AND EXPENSES:
  Claims and other policy benefits..................      360,081            --            --       360,081
  Interest credited.................................       34,168        20,224            --        54,392
  Policy acquisition costs and other insurance
     expenses.......................................       80,667         3,044        12,841        96,552
  Other operating expenses..........................       17,768            --            --        17,768
                                                         --------       -------       -------      --------
     Total benefits and expenses....................      492,684        23,268        12,841       528,793
                                                         --------       -------       -------      --------
     Income before income taxes and minority
       interest.....................................     $ 79,006       $ 1,370       $ 4,116      $ 84,492
                                                         ========       =======       =======      ========

U.S. OPERATIONS
YEAR ENDED DECEMBER 31, 1995
(IN THOUSANDS)

                                                                            NON-TRADITIONAL
                                                                        ------------------------
                                                                          ASSET       FINANCIAL
                                                         TRADITIONAL    INTENSIVE    REINSURANCE     TOTAL
                                                         -----------    ---------    -----------    --------
REVENUES:
  Net premiums.......................................     $414,133        $ --         $   --       $414,133
  Investment income, net of related expenses.........       73,093         866             --         73,959
  Realized investment gains, net.....................          640          --             --            640
  Other revenue......................................         (318)         --          7,742          7,424
                                                          --------        ----         ------       --------
     Total revenues..................................      487,548         866          7,742        496,156
BENEFITS AND EXPENSES:
  Claims and other policy benefits...................      311,974          --             --        311,974
  Interest credited..................................       33,023         768             --         33,791
  Policy acquisition costs and other insurance
     expenses........................................       65,526          34          6,037         71,597
  Other operating expenses...........................       15,367          --             --         15,367
                                                          --------        ----         ------       --------
     Total benefits and expenses.....................      425,890         802          6,037        432,729
                                                          --------        ----         ------       --------
     Income before income taxes and minority
       interest......................................     $ 61,658        $ 64         $1,705       $ 63,427
                                                          ========        ====         ======       ========

CANADIAN OPERATIONS
(IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                  1997       1996       1995
                                                                --------    -------    -------
REVENUES:
  Net premiums..............................................    $ 83,563    $63,118    $49,248
  Investment income, net of related expenses................      16,321     12,722     11,064
  Realized investment gains/(losses), net...................         109      2,419       (198)
  Other revenue.............................................      20,152        290        201
                                                                --------    -------    -------
     Total revenues.........................................     120,145     78,549     60,315
BENEFITS AND EXPENSES:
  Claims and other policy benefits..........................      74,972     48,983     36,683
  Interest credited.........................................       1,293        287         --
  Policy acquisition costs and other insurance expenses.....      22,411     10,161      8,087
  Other operating expenses..................................       6,387      5,682      4,665
                                                                --------    -------    -------
     Total benefits and expenses............................     105,063     65,113     49,435
                                                                --------    -------    -------
     Income before income taxes and minority interest.......    $ 15,082    $13,436    $10,880
                                                                ========    =======    =======

OTHER INTERNATIONAL
YEAR ENDED DECEMBER 31, 1997
(IN THOUSANDS)

                                                    LATIN AMERICA
                                                ----------------------     ASIA       OTHER
                                                DIRECT     REINSURANCE    PACIFIC    MARKETS     TOTAL
                                                -------    -----------    -------    -------    --------
REVENUES:
  Net premiums..............................    $56,460      $11,730      $36,591    $ 2,170    $106,951
  Investment income, net of related
     expenses...............................      7,067        1,701        1,730        378      10,876
  Realized investment gains, net............         --           --           14         --          14
  Other revenue.............................        185           --           --        332         517
                                                -------      -------      -------    -------    --------
     Total revenues.........................     63,712       13,431       38,335      2,880     118,358
BENEFITS AND EXPENSES:
  Claims and other policy benefits..........     53,181       10,327       21,164      1,755      86,427
  Interest credited.........................         82           --           --         --          82
  Policy acquisition costs and other
     insurance expenses.....................      3,820          329       15,616        479      20,244
  Other operating expenses..................      6,553        2,962        6,119      3,680      19,314
  Interest expense..........................         --           --          468         --         468
                                                -------      -------      -------    -------    --------
     Total benefits and expenses............     63,636       13,618       43,367      5,914     126,535
                                                -------      -------      -------    -------    --------
     Income/(loss) before income taxes and
       minority interest....................    $    76      $  (187)     $(5,032)   $(3,034)   $ (8,177)
                                                =======      =======      =======    =======    ========

OTHER INTERNATIONAL
YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)

                                                     LATIN AMERICA
                                                 ----------------------     ASIA       OTHER
                                                 DIRECT     REINSURANCE    PACIFIC    MARKETS     TOTAL
                                                 -------    -----------    -------    -------    -------
REVENUES:
  Net premiums...............................    $41,672      $5,130       $21,066    $   287    $68,155
  Investment income, net of related
     expenses................................      3,722       1,400         1,013         --      6,135
  Realized investment (losses)/gains, net....         --          --            --         --         --
  Other revenue..............................         36           1            --         --         37
                                                 -------      ------       -------    -------    -------
     Total revenues..........................     45,430       6,531        22,079        287     74,327
BENEFITS AND EXPENSES:
  Claims and other policy benefits...........     39,492       3,122        11,641        170     54,425
  Interest credited..........................         27          --            --         --         27
  Policy acquisition costs and other
     insurance expenses......................      1,379         169         9,808         52     11,408
  Other operating expenses...................      4,434       1,214         4,536      1,850     12,034
  Interest expense...........................         --          --           484         --        484
                                                 -------      ------       -------    -------    -------
     Total benefits and expenses.............     45,332       4,505        26,469      2,072     78,378
                                                 -------      ------       -------    -------    -------
     Income/(loss) before income taxes and
       minority interest.....................    $    98      $2,026       $(4,390)   $(1,785)   $(4,051)
                                                 =======      ======       =======    =======    =======

OTHER INTERNATIONAL
YEAR ENDED DECEMBER 31, 1995
(IN THOUSANDS)

                                                      LATIN AMERICA
                                                  ----------------------     ASIA       OTHER
                                                  DIRECT     REINSURANCE    PACIFIC    MARKETS     TOTAL
                                                  -------    -----------    -------    -------    -------
REVENUES:
  Net premiums................................    $33,794      $12,292      $12,735     $ --      $58,821
  Investment income, net of related
     expenses.................................      2,050          986         (231)      --        2,805
  Realized investment (losses)/gains, net.....         --           --           --       --           --
  Other revenue...............................        (30)           1           --       --          (29)
                                                  -------      -------      -------     ----      -------
     Total revenues...........................     35,814       13,279       12,504       --       61,597
BENEFITS AND EXPENSES:
  Claims and other policy benefits............     30,654        8,024        9,096       --       47,774
  Interest credited...........................          5           --           --       --            5
  Policy acquisition costs and other insurance
     expenses.................................      2,276           90        2,392       --        4,758
  Other operating expenses....................      3,299        1,264        2,706       --        7,269
  Interest expense............................         --           --           --       --           --
                                                  -------      -------      -------     ----      -------
     Total benefits and expenses..............     36,234        9,378       14,194       --       59,806
                                                  -------      -------      -------     ----      -------
     (Loss)/income before income taxes and
       minority interest......................    $  (420)     $ 3,901      $(1,690)    $ --      $ 1,791
                                                  =======      =======      =======     ====      =======

ACCIDENT AND HEALTH
(IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                  1997       1996       1995
                                                                --------    -------    -------
REVENUES:
  Net premiums..............................................    $ 90,692    $57,182    $47,789
  Investment income, net of related expenses................       1,249      1,019        730
  Realized investment gains/(losses), net...................           2          2         (2)
  Other revenue.............................................       1,379        666        335
                                                                --------    -------    -------
     Total revenues.........................................      93,322     58,869     48,852
BENEFITS AND EXPENSES:
  Claims and other policy benefits..........................      70,658     42,250     33,640
  Accident and health pool charge...........................      18,000         --         --
  Policy acquisition costs and other insurance expenses.....      28,354     18,389     13,630
  Other operating expenses..................................       5,652      2,350      2,280
                                                                --------    -------    -------
          Total benefits and expenses.......................     122,664     62,989     49,550
                                                                --------    -------    -------
     (Loss) before income taxes and minority interest.......    $(29,342)   $(4,120)   $  (698)
                                                                ========    =======    =======

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Income Before Income Taxes and Minority Interest. Consolidated income before income taxes and minority interest decreased 3.4% in 1997. Diluted earnings per share were $2.13 for 1997 compared with $2.17 for 1996. After tax consolidated net income before realized capital gains and losses decreased slightly to $54.4 million in 1997 from $54.6 million in 1996. During the first quarter of 1997, the Company recorded a charge of $18.0 million, $10.4 million after-tax, to increase reserves associated with run-off claims from certain accident and health insurance pools in which it had formerly participated. That action was a result of management's strategic decision to exit all outside-managed accident and health pools. The charge reflects management's intent to reserve fully for all anticipated claim payments attributed to outside-managed accident and health pools. Due to continuing losses emanating from certain of the Company's accident and health operations in the third and fourth quarters of 1997, the strategic decision was made to cease marketing accident and health business and to place the operation into run-off at year-end. The Company established an additional $3.0 million in reserves which it believes are sufficient to handle the run-off. In December 1997, RGA Reinsurance was notified by the holders of minority interests in its accident and health subsidiaries of their intent to exercise certain put options for their 49% ownership interest. Based upon the Company's decision to cease marketing accident and health business, the Company also established a reserve of approximately $3.0 million against the intangible asset that will arise related to the excess of the purchase price over the fair value of net assets acquired when put options are exercised by certain minority interests.

     The increase in the U.S. operations income before income taxes and minority interest in 1997 compared to 1996 was due to fees earned on reinsurance transactions and strong premium and investment income growth of 13.9% and 38.0%, respectively. The increase in the Canadian operations income before income taxes and minority interest in 1997 compared to 1996 was primarily a result of strong new business production and recapture fees earned which were partially offset by adverse mortality experienced in 1997. The other international operations lost $8.2 million before income taxes and minority interest in 1997 compared to $4.1 million loss in 1996. The losses in the segment were due primarily to continued price pressure in highly competitive international markets and adverse mortality for blocks of mortality risk reinsurance from Argentina. Additionally, costs associated with the development of new business in several international markets still exceed the revenue base, due to the relatively recent initiation of market development activities. The decrease in the accident and health operations income before income taxes and minority interest in 1997 compared to 1996 was primarily due to the accident and health charge in the first quarter, the write off of intangibles and establishment of additional reserves in the fourth quarter discussed above, as well as continued adverse experience on the remainder of the business.

     Net Premiums. Consolidated net premiums increased 23.8%, to $835.5 million in 1997. Net premiums for the U.S. operations rose 13.9% in 1997. Renewal premiums from the existing block of business, new business premiums from facultative and automatic treaties, and premium flows from reinsurance of larger blocks of in force business all contributed to the premium increase. Business premium levels are significantly influenced by large transactions and reporting practices of ceding companies from period to period.

     Net premiums in the Canadian operations increased 32.4% to $83.6 million in 1997. New business premiums increased $2.0 million, while renewal premiums increased $18.4 million during 1997. The growth in renewal premiums reflects the normal increase of in force business and the effect of large blocks of in force business acquired in the fourth quarter of 1996 and retained during 1997. The effect of changes in the foreign exchange rate during 1997 was not material.

     The Company's other international operations reported premiums of $107.0 million in 1997 compared to $68.2 million in 1996. The 1997 premium represented approximately $68.2 million from Latin America, of which approximately $56.5 million was direct premium generated in Argentina and Chile. This increase resulted from continued growth in Chilean single premium annuities and universal life business in Argentina. The Asia Pacific operations and other markets generated $38.8 million of premiums, predominantly through the Hong Kong contact office and Australia.

     Accident and health operations net premiums increased 58.6% to $90.7 million in 1997. The net premiums increased primarily from business written by the Company's domestic underwriting facility. With the decision to cease marketing this type of business, it is anticipated that accident and health premiums will decrease in each of the next few years. The Company estimates that future accident and health premiums compared to 1997 premiums will remain level in 1998. Premiums will decrease, compared to each preceding year, by approximately 20%, 70%, 90%, and 100% during 1999, 2000, 2001 and 2002, respectively.

     Net Investment Income. Consolidated net investment income increased 37.6% in 1997. The cost basis of fixed maturity securities increased $946.7 million, or 64.4%. The increase in invested assets was a result of an increase in operating cash flows and reinsurance transactions involving deposits for asset-intensive products from ceding companies, primarily stable value deposits, of $834.3 million and $429.3 million during 1997 and 1996, respectively. The average yield earned on investments was 7.23% in 1997 compared with 7.32% earned in 1996. The decrease in overall yield reflected the increase in assets supporting the stable value reinsurance product that are generally of a shorter duration and carry a lower average yield. The asset-intensive products investment portfolios generated approximately $55.6 million and $24.6 million of investment income in 1997 and 1996, respectively, which was largely offset by earnings credited and paid to ceding companies included in interest credited.

     Realized Investment Gains/(Losses), Net. Consolidated net realized capital gains decreased $0.6 million to $0.3 million in 1997. The 1997 amount included the write down of the value of an investment by $2.5 million, which was more than offset by capital gains within the various operating portfolios.

     Other Revenue. Consolidated other revenue increased $30.0 million in 1997 to $47.4 million. Other revenue includes items such as treaty recapture fees, profit and risk fees associated with financial reinsurance as well as earnings in unconsolidated subsidiaries, management fee income and miscellaneous income associated with late premium payments. During 1997, financial reinsurance treaties resulted in $16.0 million in financial reinsurance fees which were partially offset by fees paid to retrocessionaires of $14.4 million, included in policy acquisition costs and other insurance expenses. The Company's strategy involves the assumption and subsequent retrocession of these financial reinsurance treaties which resulted in amounts of $147.2 and $148.4 being included in other reinsurance assets and liabilities, respectively, on the Company's consolidated balance sheets. Other revenue also included $9.3 million in earnings in unconsolidated subsidiaries in the U.S. operations and a recapture fee of $20.1 million for a treaty executed in the Canadian operations during December 1997. This recapture fee included the recovery of acquisition costs previously deferred which have been reflected in policy acquisition costs and other insurance expenses.

     Claims and Other Policy Benefits. Consolidated claims and other policy benefits increased 26.6% in 1997. Claims and other policy benefits as a percentage of net premiums increased to 76.6% in 1997 from 74.9% in

1996. This increase was primarily a result of adverse experience in the Canadian and accident and health operations in 1997 and increasing levels of other international business. The Company expects mortality to fluctuate somewhat from period to period, but believes it is fairly constant over longer periods of time. The Company continues to monitor mortality trends to determine the appropriateness of reserve levels.

     U.S. operations claims and other policy benefits increased 13.3% in 1997, primarily as a result of increases from new business production. Claims and other policy benefits as a percentage of net premiums decreased slightly to 73.6% in 1997 from 74.0% in 1996. This decrease was due to normal short-term fluctuations in death claims.

     Canadian operations claims and other policy benefits increased 53.1% in 1997. Claims and other policy benefits as a percentage of net premiums increased to 89.7% in 1997 from 77.6% in 1996. The increase as a percent of premiums was primarily due to mortality results which were not as favorable as those experienced in 1996.

     The Company's other international business comprised the remaining increase of $32.1 million from the prior year. This increase was the result of reserve and policyholder benefit increases on business from Latin American ventures and blocks of mortality risk reinsurance of $20.9 million. These reserve increases resulted from new business and the continued growth in the Latin American single premium immediate annuity business in 1997. The Asia Pacific operations reflected an increase of $9.5 million resulting primarily from new business written in Australia.

     Accident and health operations claims and other policy benefits increased 67.2% in 1997. These claims and other policy benefits do not include the $18.0 million, $10.4 million after-tax, accident and health pool charge taken during the first quarter of 1997, which is separately disclosed on the income statement. As a percentage of net premiums, claims and other policy benefits increased to 77.9% in 1997 from 73.9% in 1996. The increase as a percent of premiums was primarily due to an increase in reserves of approximately $3.0 million during 1997 related to the Company's decision to cease marketing these services and place the line into run-off. In addition, the segment continued to experience adverse results in 1997. The accident and health operations reserves are subject to volatility due to the nature of risk covered, primarily accident risks. Reserves are calculated based upon current information, including industry estimates for certain aviation accidents.

     Interest Credited. Consolidated interest credited increased $37.3 million in 1997 to $92.0 million. Interest credited represents amounts credited on the Company's asset-intensive and universal life type products. Asset-intensive products include stable value operations, bank-owned life insurance and annuity products. Reinsurance of these products is primarily written in the U.S. operations, while the Canadian operations have a small annuity block of business and the Latin American operations have a direct universal life product in Argentina. The increase in interest credited was a result of an increase in reinsurance transactions involving deposits for asset-intensive products from ceding companies.

     Policy Acquisition Costs and Other Insurance Expenses. Consolidated policy acquisition costs and other insurance expenses, consisting primarily of allowances, increased 29.3%, to $176.5 million in 1997. As a percentage of net premiums, consolidated policy acquisition costs and other insurance expenses increased to 21.1% in 1997 from 20.2% in 1996 resulting from growth in financial reinsurance transactions, partially offset by a change in business mix from coinsurance to yearly renewable term reinsurance. Overall, policy acquisition costs and other insurance expenses continue to fluctuate with business volume and changes in product mix from period to period.

     Policy acquisition costs and other insurance expenses as a percentage of net premiums for the U.S. operations decreased to 19.0% in 1997 from 19.8% in 1996. Within the U.S. operations, policy acquisition costs and other insurance expenses as a percentage of net premiums for traditional business decreased slightly to 16.2% in 1997 from 16.6% in 1996. The financial reinsurance business within the U.S. operations reflects fees of approximately $14.4 million paid to retrocessionaires during 1997, which represented a partial offset to the fees collected that are reflected as other revenues.

     In the Canadian operations, policy acquisition costs and other insurance expenses as a percentage of net premiums increased to 26.8% in 1997, from 16.1% in 1996. The increase was primarily a result of the recovery of deferred acquisition costs of approximately $9.5 million through a treaty recapture in December 1997 which partially offsets the gross recapture fee reported as other revenue. In addition, an increased use of coinsurance versus yearly renewable term reinsurance in 1997 compared to 1996 resulted in higher commissions as a percent of net premiums for 1997 compared to 1996.

     Other international operations policy acquisitions costs and other insurance expenses as a percentage of net premiums increased to 18.9% in 1997 from 16.7% in 1996. These percentages fluctuate due to the timing of client company reporting and variations in the mixture of business being written within the Latin American and Asia Pacific operations.

     Accident and health operations policy acquisition costs and other insurance expenses as a percentage of net premiums decreased to 31.3% in 1997 from 32.2% in 1996. The decrease is not considered significant and will fluctuate resulting from changes in the mixture of business within the accident and health operations.

     Other Operating Expenses. Consolidated other operating expenses increased $13.2 million in 1997. The overall increase in operating expenses was attributed to planned increases associated with the ongoing growth of the Company. Other international operations operating expenses comprised $7.3 million of the increase in 1997. The Company believes sustained growth in premiums will lessen the burden of start-up expenses and expansion costs. In addition, $3.0 million of the increase is associated with the write-off of intangibles associated with the Company's decision to cease marketing accident and health operations. Excluding the accident and health write-off, other operating expenses as a percentage of total revenues decreased slightly to 4.7% in 1997 compared to 4.8% in 1996.

     Interest Expense. Consolidated interest expense during 1997 related to the Senior Notes issued in 1996, and the financing of a portion of the Company's Australian reinsurance operations, RGA Australian Holdings PTY, Limited ("Australian Holdings"). Interest cost for 1997 and 1996 was $7.8 million and $6.2 million, respectively. Interest related to the Senior Notes was $7.3 million in 1997 and $5.7 million in 1996.

     Provision for Income Taxes. Consolidated income tax expense decreased 9.3% in 1997 as a result of lower pre-tax income. Income tax expense from operations before realized investment gains/(losses) and accident and health pool charge represented approximately 35.8% and 36.3% of pre-tax income for 1997 and 1996, respectively. The Company calculated a tax benefit of $7.6 million on the $18.0 million accident and health reserve adjustment recorded in the first quarter of 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Income Before Income Taxes and Minority Interest. Consolidated income before income taxes and minority interest increased 16.7% in 1996. Diluted earnings per share were $2.17 for 1996 compared with $1.87 for 1995. After tax consolidated net income before realized capital gains and losses increased 15.6%, to $54.6 million in 1996.

     Income before income taxes and minority interest for the U.S. operations increased to $84.5 million in 1996 due primarily to strong premium growth of 17.5% in 1996. Income before income taxes and minority interest for the Canadian operations increased 23.5%, to $13.4 million in 1996, primarily as a result of strong new business production and gains on investments. The other international operations lost $4.1 million before income taxes and minority interest in 1996. This represented approximately $2.1 million of income from Latin American operations, offset by a loss of $4.4 million from Asia Pacific operations and $1.8 million from other markets. The loss in the Asia Pacific operations and other markets was attributable to the cost associated with the development of a new operation, which more than offset the increasing premium levels during 1996. The accident and health operations lost $4.1 million before income taxes and minority interest in 1996 and $0.7 million in 1995. The loss in 1996 was the result of several large claims incurred and strengthening reserves associated with several closed blocks of business

     Net Premiums. Consolidated net premiums increased 18.4%, to $674.9 million in 1996. Net premiums for the U.S. operations rose 17.5% to $486.4 million in 1996. Renewal premiums from the existing block of business, new business premiums from facultative and automatic treaties, and premium flows from reinsurance of larger blocks of in force business all contributed to the premium increase. Business premium levels are significantly influenced by large transactions and reporting practices of ceding companies from period to period.

     Net premiums in the Canadian operations increased 28.2% to $63.1 million in 1996. New business premiums increased $6.0 million, while renewal premiums increased $7.8 million during 1996. The effect of changes in the foreign exchange rate during 1996 was not material.

     The Company's other international operations reported premiums of $68.2 million in 1996 compared to $58.8 million in 1995. The 1996 premium represented approximately $46.8 million from Latin America, of which approximately $41.7 million was direct premium generated by business ventures in Argentina and Chile. The remaining $21.4 million of premiums was reported from the Asia Pacific operations and other markets, predominantly through the Hong Kong contact office.

     Accident and health operations net premiums increased 19.7% to $57.2 million in 1996. The net premiums reported from business in the United Kingdom has more than offset premium losses incurred from cancellation of existing U.S. treaties during 1996.

     Net Investment Income. Consolidated net investment income increased 51.8% in 1996. The cost basis of fixed maturity securities increased $650.0 million, or 79.3%. The increase in invested assets resulted from an increase in operating cash flows, net proceeds of $99.0 million from the 7 1/4% Senior Notes issued by the Company during 1996, and reinsurance transactions involving deposits for asset-intensive products from ceding companies, primarily stable value deposits, of $429.3 million and $112.5 million during 1996 and the second half of 1995, respectively. The average yield earned was 7.32% in 1996 compared with 7.63% earned in 1995. The decrease in overall yield reflected the increase in assets supporting the stable value reinsurance product that are of a shorter duration and carry a lower average yield. The asset-intensive investment portfolio generated $24.1 million of investment income in 1996, which was largely offset by earnings credited and paid to ceding companies included in interest credited.

     Realized Investment Gains/(Losses), Net. Consolidated net realized capital gains increased $0.9 million to $0.9 million in 1996. This was primarily the result of repositioning the Company's Canadian operating portfolio to achieve a better duration match for the assets and liabilities.

     Other Revenue. Consolidated other revenue increased $9.4 million in 1996 to $17.4 million. Other revenue includes items such as recapture fees, profit and risk fees associated with financial reinsurance as well as earnings in unconsolidated subsidiaries, management fee income and miscellaneous income associated with late premium payments. During 1996, financial reinsurance treaties resulted in $14.7 million in financial reinsurance fees which were partially offset by fees paid to retrocessionaires of $12.8 million, included in policy acquisition costs and other insurance expenses. Other revenue also included $2.2 million in earnings in unconsolidated subsidiaries. The Company's strategy involves the assumption and subsequent retrocession of these financial reinsurance treaties which resulted in $148.7 million and $137.0 million being included in other reinsurance assets and liabilities, respectively, on the Company's consolidated balance sheet as of December 31, 1996.

     Claims and Other Policy Benefits. Consolidated claims and other policy benefits increased 17.6%, to $505.7 million in 1996. Consolidated claims and other policy benefits as a percentage of net premiums decreased slightly to 74.9% in 1996, from 75.5% in 1995. This decrease was primarily a result of changes in the mix of business during 1996. The Company expects mortality to fluctuate somewhat from period to period, but believes it is fairly constant over longer periods of time. The Company continues to monitor mortality trends to determine the appropriateness of reserve levels. This fluctuation is due to normal short-term fluctuations in death claims.

     U.S. operations claims and other policy benefits increased 15.4% in 1996. However, claims and other policy benefits as a percentage of net premiums decreased to 74.0% in 1996 from 75.3% in 1995. This increase was due to normal short-term fluctuations in death claims.

     Canadian operations claims and other policy benefits increased 33.5% in 1996. Claims and other policy benefits as a percentage of net premiums increased to 77.6% in 1996 from 74.5% in 1995. The increase was primarily due to mortality results which were not as favorable as those experienced in 1995.

     The Company's other international operations claims and other policy benefits increased $6.7 million in 1996. This increase was the result of reserve and policyholder benefit increases on business from Latin American ventures and blocks of mortality risk reinsurance of $3.9 million. These reserve increases resulted from new business and the change in product mix in the Latin American division to more single premium immediate annuity business in 1996. The Asia Pacific operations reflected an increase of $2.5 million. This increase is the result of new business written, partially offset by refinements in reserve calculations.

     Accident and health operations claims and other policy benefits increased 25.6% in 1996. As a percentage of net premiums, claims and other policy benefits increased to 73.9% in 1996, from 70.4% in 1995. The increase was primarily due to overall strengthening of claim liabilities on several closed blocks of business. The accident and health operations reserves are subject to volatility due to the nature of risk covered, primarily accident risks and reporting lags which are normal for the industry. Reserves are calculated based upon current information, including industry estimates for certain aviation accidents.

     Interest Credited. Consolidated interest credited increased $20.9 million in 1996 to $54.7 million. Interest credited represents amounts credited on the Company's asset-intensive and universal life type products. Asset-intensive products include stable value operations, bank-owned life insurance and annuity products. Reinsurance on these products is primarily written in the U.S. operations, while the Canadian operations have a small annuity block of business and the Latin American operations have a direct universal life product in Argentina. The increase in interest credited was a result of an increase in reinsurance transactions involving deposits for asset-intensive products from ceding companies.

     Policy Acquisition Costs and Other Insurance Expenses. Consolidated policy acquisition costs and other insurance expenses, consisting primarily of allowances, increased 39.2%, to $136.5 million in 1996. As a percentage of net premiums, policy acquisition costs and other insurance expenses increased to 20.2% in 1996 from 17.2% in 1995 resulting from growth in financial reinsurance transactions, partially offset by a change in business mix from coinsurance to yearly renewable term reinsurance. Overall, policy acquisition costs and other insurance expenses continue to fluctuate with business volume and changes in product mix from period to period.

     Policy acquisition costs and other insurance expenses as a percentage of net premiums for the U.S. operations increased to 19.8% in 1996 from 17.3% in 1995. Within the U.S. operations, policy acquisition costs and other insurance expenses as a percentage of net premiums for traditional business increased slightly to 16.6% in 1996 from 15.8% in 1995. The financial reinsurance business within the U.S. operations reflects fees of approximately $12.8 million paid to retrocessionaires, which represents an offset to the fees collected that are reflected as other revenues.

     In the Canadian operations, policy acquisition costs and other insurance expenses as a percentage of net premiums decreased to 16.1% in 1996, from 16.4% in 1995. The decrease was a result of several factors, including the mix of business written during the past several years which continued to transition to a yearly renewable term basis from a coinsurance basis. Business written on a yearly renewable term basis has significantly lower commissions than business written on a coinsurance basis.

     Other international operations policy acquisition costs and other insurance expenses as a percentage of net premiums increased to 16.7% in 1996 from 8.1% in 1995. These percentages fluctuate due to the timing of client company reporting and the continuing refinement of deferred acquisition cost and policy benefit reserve calculations.

     Accident and health operations policy acquisition costs and other insurance expenses as a percentage of net premiums increased to 32.2% in 1996 from 28.5% in 1995. The increase was a result of a continued transition in the mix of business during 1996. During 1996, a larger percentage of business continued to be written on a quota share basis resulting in higher commissions.

     Other Operating Expenses. Consolidated other operating expenses increased $8.3 million in 1996. The overall increase in operating expenses was attributed to planned increases associated with the ongoing growth of the Company, of which other international operations operating expenses comprised $4.8 million of the increase. Other operating expenses as a percentage of total revenues remained relatively stable at 4.8% compared to 4.7% in 1995.

     Interest Expense. Consolidated interest expense during 1996 related to the issuance of $100.0 million of Senior Notes by RGA on March 19, 1996, and the financing of a portion of the Company's Australian reinsurance operations, Australian Holdings. Interest cost for 1996 was $6.2 million with $5.7 million related to Senior Notes.

     Provision for Income Taxes. Consolidated income tax expense increased 16.7% in 1996 as a result of higher pre-tax income. The Company's effective tax rate was 36.4% for 1996 and 1995.

LIQUIDITY AND CAPITAL RESOURCES

     RGA is a holding company which has as its principal assets interests in its subsidiaries. RGA's liquidity, including the amount of dividends and interest and principal payments that the Company can pay, will depend in part on the operations of its reinsurance subsidiaries. The transfer of funds from the subsidiaries to RGA is subject to applicable insurance laws and regulations. See "Business -- Regulation -- Restrictions on Dividends and Distributions."

     In 1996, RGA issued $100.0 million of 7 1/4% Senior Notes. Interest is payable semiannually on April 1 and October 1 with the principal amount due on April 1, 2006. The net proceeds from the offering of approximately $98.9 million have been utilized to finance the continuing development of the Company's operations. Australian Holdings established a line of credit with an outstanding balance at December 31, 1997 and 1996, of $7.8 million and $7.6 million, respectively. The Company also has access to a $25.0 million line of credit.

     RGA began repurchasing shares in the open market in May 1997, to enable RGA to satisfy obligations under its stock option program. Purchases were made in the open market from time to time, at the then prevailing market price, or through negotiated transactions. As of December 31, 1997, 322,562 shares had been repurchased since May 1997. RGA has not repurchased shares since December 31, 1997.

     The sources of funds of RGA's operating subsidiaries consist of premiums received from ceding insurers, investment income, and proceeds from sales and redemption of investments. Premiums are generally received in advance of related claims payments. Funds are applied primarily to policy claims and benefits, operating expenses, income taxes, and investment purchases. As of December 31, 1997, RGA Reinsurance had statutory capital and surplus of $249.3 million. The maximum amount available for payment of dividends in 1998 by RGA Reinsurance under Missouri law, without the prior approval of the Missouri Director of Insurance, is $24.9 million. RGA Canada's statutory capital was $64.5 million at December 31, 1997. The maximum amount available for dividends by RGA Canada under the Canadian Minimum Continuing Capital and Surplus Requirements ("MCCSR") was $15.5 million at December 31, 1997. Dividend payments from other subsidiaries and joint ventures are subject to regulations in the country of domicile. The Company's ability to service debt and pay dividends is dependent on operations and the receipt of dividends from subsidiaries.

     The Company's net cash flows from consolidated operating activities for the years ended December 31, 1997, 1996, and 1995, were $432.7 million, $256.7 million, and $171.0 million, respectively. Because the Company's traditional reinsurance business provides positive cash flow, the Company's traditional reinsurance liabilities generally are not subject to disintermediation risk, and because the reinsured treaties offer no withdrawal options and require no return of premium if canceled or allowed to lapse, the Company historically has had more than sufficient funds to pay claims and expenses. The Company expects any future increase in the need for liquidity due to relatively large policy loans or unanticipated material claim levels would be met first by operating cash flows and then by selling fixed-maturity securities or short-term investments.

     The Company's asset-intensive products are primarily supported by investments in fixed-maturity securities. Investment guidelines are established to structure the investment portfolio based upon the type, duration and behavior of products in the liability portfolio so as to achieve targeted levels of profitability. The Company manages the asset-intensive business to provide a targeted spread between the interest rate earned on investments and the interest rate credited to underlying liabilities. The Company periodically reviews models projecting different interest rate scenarios and their impact on profitability.

     Effective December 31, 1993, the National Association of Insurance Commissioners ("NAIC") adopted risk-based capital ("RBC") statutory requirements for U.S.-based life insurance companies. These requirements measure statutory capital and surplus needs based on the risks associated with a company's mix of products and investment portfolio. In December 1992, guidelines on MCCSR became effective for Canadian insurance companies. These guidelines prescribe surplus requirements and take into account both assets and liabilities in establishing solvency margins. At December 31, 1997, statutory capital and surplus of RGA Reinsurance significantly exceeded all RBC thresholds and RGA Canada's capital levels significantly exceeded any MCCSR requirements. All of the Company's insurance operating subsidiaries exceed the minimum capital requirements in their respective jurisdictions as of December 31, 1997. See "Business -- Regulation."

INVESTMENTS

     All investments made by RGA and its subsidiaries conform to the qualitative and quantitative limits prescribed by the applicable jurisdiction's insurance laws and regulations. All investment portfolios are reviewed by the Board of Directors of RGA. In addition, the investment portfolios of the international subsidiaries are periodically reviewed by their respective Boards of Directors. The Company's investment strategy is to maintain a predominantly investment-grade, fixed-maturity portfolio, to provide adequate liquidity for expected reinsurance obligations, and to maximize total return through prudent asset management. The Company's asset/liability duration matching differs between U.S. and Canadian operating segments. The target duration for the U.S. investments is currently a range between four and seven years, with individual investments all along the maturity spectrum. Based on Canadian reserve requirements, a portion of the Canadian liabilities is strictly matched with long duration Canadian assets, with the remaining assets invested to maximize the total rate of return, given the characteristics of the corresponding liabilities and Company liquidity needs. For the year ended December 31, 1997, the Company's earned yield on fixed-maturity securities was 7.23%.

     The Company's fixed-maturity securities are invested primarily in U.S. Treasuries, Canadian government securities, public and private corporate bonds, and mortgage and asset-backed securities. As of December 31, 1997, more than 98% of the Company's consolidated investment portfolio of fixed maturity securities was investment-grade. Important factors in the selection of investments include diversification, quality, yield, total rate of return potential, and call protection. The relative importance of these factors is determined by market conditions and the underlying product or portfolio characteristics. Cash equivalents are invested in high-grade money market instruments.

     Private placement bonds are issued in negotiated transactions between lenders and borrowers and are not registered with the Commission. While less liquid than public securities, private placements often contain investment characteristics favorable to investors, including more stringent financial covenants, additional call protection, and higher yields than similar public securities.

     The largest asset class in which fixed maturities were invested was mortgage-backed securities, which represented 24.4% of total invested assets as of December 31, 1997. Approximately 58% of these securities were invested in the investment portfolio supporting stable value reinsurance. Investors are compensated primarily for reinvestment risk rather than credit quality risk. To mitigate prepayment volatility, the Company primarily invests in senior, intermediate, average-life tranches of agency and whole loan collateralized mortgage obligations. All of the Company's mortgage-backed securities are investment-grade, with an average S&P rating of AA as of December 31, 1997.

     As of December 31, 1997, mortgage loans represented approximately 4.6% of the Company's invested assets, which consisted of approximately $91.8 million in U.S. mortgages and $73.7 million in Chilean mortgage-related instruments, including real estate leasing, mortgage drafts, and mortgage loans. The

Company invests primarily in mortgages on commercial offices and retail locations. The Company's domestic mortgage loans generally range in size from $0.3 million to $7.3 million, with the average mortgage loan investment as of December 31, 1997, being approximately $3.0 million. The Company's Chilean mortgage instruments are generally less than $1.0 million, with the average less than $100,000. The mortgage loan portfolio is diversified by geographic region and property type as discussed further in Note 4 to the Consolidated Financial Statements incorporated by reference in this Prospectus.

     As of December 31, 1997, 13.2% of the Company's invested assets consisted of policy loans. These policy loans present no credit risk because the amount of the loan cannot exceed the obligation due the ceding company upon the death of the insured or surrender of the underlying policy. The policy loan interest rates are determined by the provisions of the treaties in force and the underlying policies. Because policy loans represent premature distributions of policy liabilities, they have the effect of reducing future disintermediation risk. In addition, the Company earns a spread between the interest rate earned on policy loans and the interest rate credited to corresponding liabilities.

     The Company utilizes derivative financial instruments to improve the management of the investment related risks. The Company uses both exchange-traded and customized, over-the-counter derivative financial instruments. RGA Reinsurance has established minimum credit quality standards for counterparties and seeks to obtain collateral or other credit supports. The Company limits its total financial exposure to counterparties. The Company's use of exchange-traded and customized, over-the-counter derivative financial instruments is currently not significant.

     The invested assets of RGA, RGA Reinsurance, RGA Reinsurance Company (Barbados) Ltd. ("RGA Barbados"), Australian Holdings, and RGA Canada are managed by Conning Asset Management Company, an indirect subsidiary of Conning Corporation which is an indirect majority owned subsidiary of General American. The investments of BHIF America Seguros de Vida, S.A. ("BHIF America"), RGA Reinsurance Company Chile, S.A. ("RGA Chile"), General American Argentina Seguros de Vida, S.A. (formerly Manantial Seguros de Vida, S.A.) ("Manantial"), and RGA Holdings Limited (U.K.) ("RGA UK") were managed by the staffs of those entities.

FOREIGN CURRENCY EXPOSURE

     The Company is subject to foreign currency translation, transaction, and net income exposure. The Company generally does not hedge the foreign currency translation exposure related to its investment in foreign subsidiaries as it views these investments to be long-term. Translation differences resulting from translating foreign subsidiary balances to U.S. dollars are reflected in equity. The Company generally does not hedge the foreign currency exposure of its subsidiaries transacting business in currencies other than their functional currency (transaction exposure). Currently, the Company believes its foreign currency transaction exposure is not material to the consolidated results of operations. Net income exposure which may result from the strengthening of the U.S. dollar to foreign currencies will adversely affect results of operations since the income earned in the foreign currencies is worth less in U.S. dollars. When evaluating investments in foreign countries, the Company considers the stability of the political and currency environment. Devaluation of the currency after an investment decision has been made will affect the value of the investment when translated to U.S. dollars for financial reporting purposes.

INFLATION

     The primary, direct effect on the Company of inflation is the increase in operating expenses. A large portion of the Company's operating expenses consists of salaries, which are subject to wage increases at least partly affected by the rate of inflation. The rate of inflation also has an indirect effect on the Company. To the extent that a government's policies to control the level of inflation result in changes in interest rates, the Company's investment income is affected.

YEAR 2000

     Many of the Company's data processing systems require modifications to enable them to process dates including the year 2000 and beyond. The Company has established a plan to address the Year 2000 issue and that work is progressing on schedule. It is anticipated that testing and resolution will be completed according to the Company's plan. During the years of 1998 and 1999, the Company expects to direct certain internal and external resources to the Year 2000 effort. The Company does not believe the net effect of these efforts will materially affect the Company's consolidated financial statements during the 1998 and 1999 period. The Company also relies on information from external parties such as ceding companies and retrocessionaires. The Company could be adversely affected by those companies' compliance with the Year 2000 issue over which the Company has no direct control. The Company is currently working with its clients to identify their Year 2000 compliance positions and will follow-up with clients on potential interface problems.

NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," effective for years beginning after December 31, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. The Company anticipates that the most significant items of comprehensive income will be the change in unrealized gains and losses on securities, as well as the change in foreign currency translation, both of which items historically have been reported as a component of stockholders' equity. The adoption of SFAS No. 130 will not affect the Company's results of operation or financial position, but will affect their presentation and disclosures.

     Also in June 1997, the Financial Accounting Standards Board issued SFAS
No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective years beginning after December 15, 1997. SFAS No. 131 requires that a public company report financial and descriptive information about its reportable operating segments pursuant to criteria that differ from current accounting practice. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 will not affect the Company's results of operations or financial position, but will affect the disclosure of segment information.

                                    BUSINESS

     The following sets forth certain selected information from Item 1 "Business" contained in RGA's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference in this Prospectus. Investors are encouraged to review such Form 10-K for additional information regarding the Company.

GENERAL

     RGA, through its operating subsidiaries, is one of the largest life reinsurers in North America. At December 31, 1997, the Company had assets of $4.7 billion, stockholders' equity of $499.3 million and reinsurance in force of $227.3 billion. The Company's core North American life reinsurance business serves as the platform for its business strategy of further expansion into selected domestic and international markets. Over the past five years, the Company has produced a strong and consistent record of growth and profitability, with revenue and net income (excluding the accident and health pool charge in 1997) growing at compound annual rates of approximately 24% and 18%, respectively.

     The Company's approach to the North American market, which represented 76% of net premiums in 1997, has been to (i) focus on large, high quality life insurers as clients, (ii) provide superior facultative underwriting and competitive automatic reinsurance capacity, and (iii) deliver responsive and flexible service to its clients. Management believes it is the largest facultative life reinsurer in North America. The Company conducted business with 80 of the 100 largest U.S. and 35 of the 40 largest Canadian life insurance companies in 1997, with no one client representing more than 7% of consolidated gross premiums.

     The Company has also developed its capacity and expertise in non-traditional reinsurance, which includes asset-intensive products and financial reinsurance. In 1997, the Company's North American non-traditional reinsurance business earned $12.8 million or 13% of income before income taxes and minority interest (excluding the accident and health pool charge). The Company's non-traditional business currently includes reinsurance of stable value products, bank-owned life insurance and annuities.

     The Company leverages its underwriting expertise and industry knowledge as it expands into selected international markets. Its operations outside North America currently include direct and reinsurance business from joint ventures and subsidiaries in Latin America, Australia, Malaysia and the United Kingdom, as well as reinsurance of life products and related coverages offered principally in Hong Kong and Japan through RGA Reinsurance.

     RGA Reinsurance has an "AA" claims paying rating from S&P and an "A+" claims paying rating from A.M. Best. The S&P and A.M. Best claims paying ratings are based upon an insurance company's ability to pay policyholder obligations and are not directed toward the protection of investors. In addition, RGA has an "A" long-term debt rating from S&P.

     During 1997, the Company made a strategic decision to cease marketing accident and health reinsurance and to place its existing portfolio into runoff. While this business contributed approximately 11% of reinsurance premiums for 1997, the Company does not expect the termination of this business to materially affect future results. Management intends to redirect its focus to its core North American and emerging businesses.

     The Company believes that the following trends in the insurance industry are increasing the demand for life reinsurance.

     - INCREASED CAPITAL SENSITIVITY. Regulatory environment and competitive business pressures are causing life insurers to reinsure as a means to
       (i) manage risk-based capital by shifting mortality and other risks and distribution costs to reinsurers, (ii) release capital to pursue new businesses, and (iii) unlock the capital supporting, and value embedded in, non-core product lines.

     - CONSOLIDATION AND REORGANIZATION WITHIN THE INDUSTRY. The number of merger and acquisition transactions within the U.S. life insurance industry increased to 136 in 1997, from 63 in 1993. Management believes that U.S. reorganizations of life insurers (such as demutualizations) and international consolidation will continue to increase. As reinsurance products are increasingly used to finance these transactions and manage risk, demand for the Company's products is expected to increase.

     - CHANGING DEMOGRAPHICS OF INSURED POPULATIONS. The aging of the population in North America is increasing demand for financial products among "baby boomers" who are concerned about protecting their peak income stream and are considering retirement and estate planning. This trend is likely to result in increased demand for annuity products and life insurance policies, larger face amounts of life insurance policies and higher mortality risk taken by life insurers, all of which should cause such insurers to seek reinsurance products.

BUSINESS STRATEGY

     The Company continues to follow its two-part business strategy to capitalize on industry trends and to achieve its goal of producing consistent revenue and earnings growth.

     - CONTINUE GROWTH OF CORE NORTH AMERICAN BUSINESS. The Company's strategy includes continuing to grow each of the following components of its North American operations:

        -- FACULTATIVE REINSURANCE. The Company intends to maintain its leading position as a facultative underwriter in North America by emphasizing its high underwriting standards, prompt response on quotes, competitive pricing, capacity and flexibility in meeting customer needs.

        -- AUTOMATIC REINSURANCE. The Company intends to expand its already significant presence in the North American automatic reinsurance market by using its recognized mortality expertise and breadth of products and services to gain additional market share.

        -- IN FORCE BLOCK REINSURANCE. The Company anticipates increased opportunities to grow its business of reinsuring "in force block" insurance, as insurers seek to exit various non-core businesses and increase financial flexibility in order to, among other things, redeploy capital and pursue merger and acquisition activity.

     - CONTINUE EXPANSION INTO SELECTED MARKETS. The Company's strategy includes building upon the expertise and relationships developed from its core North American business platform to continue its expansion into selected markets, including:

        -- NON-TRADITIONAL REINSURANCE. The Company intends to continue leveraging its existing client relationships and reinsurance expertise to create customized non-traditional reinsurance products and solutions. Industry trends, particularly the increased pace of consolidation and reorganization among life insurance companies and changes in product distribution, are expected to create significant growth opportunities for non-traditional reinsurance.

        -- OTHER INTERNATIONAL. Management believes that international markets offer substantial opportunities for growth, and has capitalized on this opportunity by establishing a presence in selected markets. The Company often uses its reinsurance expertise, facultative underwriting abilities and market knowledge as it continues to enter mature and emerging insurance markets.

REINSURANCE OVERVIEW

     Reinsurance is an arrangement under which an insurance company, the "reinsurer," agrees to indemnify another insurance company, the "ceding company," for all or a portion of the insurance risks underwritten by the ceding company. Reinsurance is designed to (i) reduce the net liability on individual risks, thereby enabling the ceding company to increase the volume of business it can underwrite, as well as increase the maximum risk it can underwrite on a single life or risk, (ii) stabilize operating results by leveling fluctuations in the ceding company's loss experience, (iii) assist the ceding company to meet applicable regulatory requirements, and (iv) enhance the ceding company's financial strength and surplus position.

     Life reinsurance primarily refers to reinsurance of individual term life insurance policies, whole life insurance policies, universal life insurance policies, and joint and survivor insurance policies. Ceding companies typically contract with more than one company to reinsure their business. Reinsurance may be written on an indemnity or an assumption basis. Indemnity reinsurance does not discharge a ceding company from liability to the policyholder; a ceding company is required to pay the full amount of its insurance obligations regardless of whether it is entitled or able to receive payments from its reinsurers. In the case of assumption reinsurance, the ceding company is discharged from liability to the policyholder, with such liability passed to the reinsurer. Reinsurers also may purchase reinsurance, known as retrocession reinsurance, to cover their own risk exposure. Reinsurance companies enter into retrocession agreements for reasons similar to those that cause primary insurers to purchase reinsurance.

     Reinsurance may be written on a facultative basis or an automatic treaty basis. Facultative reinsurance is individually underwritten by the reinsurer for each policy to be reinsured, with the pricing and other terms established at the time the policy is underwritten based upon rates negotiated in advance. Facultative reinsurance normally is purchased by insurance companies for medically impaired lives, unusual risks, or liabilities in excess of binding limits on their automatic treaties.

     An automatic reinsurance treaty provides that the ceding company will cede risks to a reinsurer on specified blocks of business where the underlying policies meet the ceding company's underwriting criteria. In contrast to facultative reinsurance, the reinsurer does not approve each individual risk. Automatic reinsurance treaties generally provide that the reinsurer will be liable for a portion of the risk associated with the specified policies written by the ceding company. Automatic reinsurance treaties specify the ceding company's binding limit, which is the maximum amount of risk on a given life that can be ceded automatically and that the reinsurer must accept. The binding limit may be stated either as a multiple of the ceding company's retention or as a stated dollar amount.

     Facultative and automatic reinsurance may be written as yearly renewable term, coinsurance, or modified coinsurance, which vary with the type of risk assumed and the manner of pricing the reinsurance. Under a yearly renewable term treaty, the reinsurer assumes only the mortality or morbidity risk. Under a coinsurance arrangement, depending upon the terms of the contract, the reinsurer may share in the risk of loss due to mortality or morbidity, lapses, and the investment risk, if any, inherent in the underlying policy. Modified coinsurance differs from coinsurance only in that the assets supporting the reserves are retained by the ceding company while the risk is transferred to the reinsurer.

     Generally, the amount of life reinsurance ceded under facultative and automatic reinsurance agreements is stated on either an excess or a quota share basis. Reinsurance on an excess basis covers amounts in excess of an agreed-upon retention limit. Retention limits vary by ceding company and also vary by age and underwriting classification of the insured, product, and other factors. Under quota share reinsurance, the ceding company states its retention in terms of a fixed percentage of the risk that will be retained, with the remainder up to the maximum binding limit to be ceded to one or more reinsurers.

     Reinsurance agreements, whether facultative or automatic, may provide for recapture rights on the part of the ceding company. Recapture rights permit the ceding company to reassume all or a portion of the risk formerly ceded to the reinsurer after an agreed-upon period of time (generally 10 years), subject to certain other conditions. Recapture of business previously ceded does not affect premiums ceded prior to the recapture of such business.

     The potential adverse effects of recapture rights are mitigated by the following factors: (i) recapture rights vary by treaty and the risk of recapture is a factor which is taken into account when pricing a reinsurance agreement;
(ii) ceding companies generally may exercise their recapture rights only to the extent they have increased their retention limits for the reinsured policies; and (iii) ceding companies generally must recapture all of the policies eligible for recapture under the agreement in a particular year if any are recaptured, which prevents a ceding company from recapturing only the most profitable policies. In addition, when a ceding company increases its retention and recaptures reinsured policies, the reserves maintained by the reinsurer to support the recaptured portion of the policies are released by the reinsurer.

RATINGS

     The ability of RGA Reinsurance to write reinsurance for its own account will depend on its financial condition and its ratings. A.M. Best, an independent insurance company rating organization, has rated RGA Reinsurance "A+." A.M. Best's ratings are based upon an insurance company's ability to pay policyholder obligations and are not directed toward the protection of investors. A.M. Best's ratings for insurance companies currently range from "A++" to "F," and some companies are not rated. Publications of A.M. Best indicate that "A+" and "A++" ratings are assigned to those companies which, in A.M. Best's opinion, have achieved superior overall performance when compared to the standards established by A.M. Best and generally have demonstrated a strong ability to meet their policyholder obligations over a long period of time. In evaluating a company's financial strength and operating performance, A.M. Best reviews the company's profitability, leverage, and liquidity as well as its spread of risk, the quality and appropriateness of its reinsurance program, the quality and diversification of its assets, the adequacy of its policy or loss reserves, the adequacy of its surplus, its capital structure, management's experience and objectives, and policyholders' confidence.

     Additionally, RGA Reinsurance has received an "AA" rating from S&P and an "A1" rating from Moody's Investor Services ("Moody's") for claims-paying ability. These ratings are based upon an insurance company's ability to pay policyholder obligations and are not directed toward the protection of investors, and represent S&P's third highest rating and Moody's fifth highest rating. RGA has an "A" long-term debt rating from S&P and "A3" long term debt rating from Moody's.

CORPORATE STRUCTURE

     RGA is a holding company, the principal assets of which consist of the common stock of RGA Reinsurance and RGA International Ltd., formerly G.A. Canadian Holdings, Ltd. ("RGA International"), as well as investments in several other subsidiaries or joint ventures. The primary source of funds for RGA to make dividend distributions is dividends paid to RGA by RGA Reinsurance and RGA International, securities maintained in its investment portfolio, and its ability to raise additional capital. RGA Reinsurance's principal source of funds is derived from current operations. RGA International's principal source of funds is dividends on its equity interest in RGA Canada Management Company, Ltd. ("RGA Canada Management"), whose principal source of funds is dividends paid by RGA Canada. RGA Canada's principal source of funds is derived from current operations.

INDUSTRY SEGMENTS

     The Company's reinsurance and insurance operations are classified into four main operational segments: U.S., Canadian, other international and accident and health. The U.S. operations provide life reinsurance and non-traditional reinsurance to domestic clients. The Canadian operations provide insurers with traditional reinsurance as well as assistance with capital management activity. Other international business includes direct and reinsurance business from a joint venture and subsidiaries in Latin America, Australia, and the United Kingdom, as well as reinsurance of life and health products through RGA Reinsurance. Of the other international segment, 52.8% of 1997 net premiums related to direct insurance. The accident and health operations include both domestic and international reinsurance.

     The following tables set forth selected information concerning assumed reinsurance business in force and new business volume for the Company's U.S., Canadian and other international segments for the indicated periods. The term "in force" refers to face amounts or net amounts at risk and is not applicable to the accident and health segment and the term "volume" refers to face amounts or net amounts at risk and is not applicable to the accident and health segment. Reinsurance business in force reflects the addition or acquisition of new reinsurance business, offset by terminations (e.g., voluntary surrenders of underlying life insurance policies, lapses of underlying policies, deaths of insureds, the exercise of recapture options, changes in foreign exchange, and any other changes in the amount of insurance in force). As a result of terminations, assumed in force amounts at risk of $16.9 billion, $23.5 billion, and $24.5 billion were released in 1997, 1996, and 1995, respectively.

                    REINSURANCE BUSINESS IN FORCE BY SEGMENT
                                 (IN BILLIONS)

                                                                  YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------------
                                                        1997               1996               1995
                                                   ---------------    ---------------    ---------------
                                                   AMOUNT      %      AMOUNT      %      AMOUNT      %
                                                   ------    -----    ------    -----    ------    -----
U.S. operations................................    $171.7     75.5    $137.3     81.6    $127.9     83.1
Canadian operations............................      27.7     12.2      22.7     13.4      17.3     11.2
Other international operations.................      27.9     12.3       8.3      5.0       8.7      5.7
                                                   ------    -----    ------    -----    ------    -----
Total..........................................    $227.3    100.0    $168.3    100.0    $153.9    100.0
                                                   ======    =====    ======    =====    ======    =====

                         NEW BUSINESS VOLUME BY SEGMENT
                                 (IN BILLIONS)

                                                                  YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------------
                                                        1997               1996               1995
                                                   ---------------    ---------------    ---------------
                                                   AMOUNT      %      AMOUNT      %      AMOUNT      %
                                                   ------    -----    ------    -----    ------    -----
U.S. operations................................    $50.2      66.1    $27.0      71.2    $27.7      76.9
Canadian operations............................      8.0      10.5      6.9      18.2      4.2      11.7
Other international operations.................     17.7      23.4      4.0      10.6      4.1      11.4
                                                   -----     -----    -----     -----    -----     -----
Total..........................................    $75.9     100.0    $37.9     100.0    $36.0     100.0
                                                   =====     =====    =====     =====    =====     =====

     The following table provides certain summary information regarding the Company's industry segments for the periods indicated:

                                                                    YEAR ENDED DECEMBER 31,
                                                             --------------------------------------
                                                                1997          1996          1995
                                                             ----------    ----------    ----------
                                                                         (IN THOUSANDS)
U.S. operations:
  Net premiums...........................................    $  554,253    $  486,431    $  414,133
  Total revenues.........................................       734,825       613,285       496,156
  Income before income taxes and minority interest.......       109,759        84,492        63,427
  Total assets...........................................     3,730,158     2,250,654     1,559,811
Canadian operations:
  Net premiums...........................................    $   83,563    $   63,118    $   49,248
  Total revenues.........................................       120,145        78,549        60,315
  Income before income taxes and minority interest.......        15,082        13,436        10,880
  Total assets...........................................       580,599       321,314       247,432
Other international operations:
  Net premiums...........................................    $  106,951    $   68,155    $   58,821
  Total revenues.........................................       118,358        74,327        61,597
  Income/(Loss) before income taxes and minority
     interest............................................        (8,177)       (4,051)        1,791
  Total assets...........................................       267,606       170,656       103,590
Accident and health operations:
  Net premiums...........................................    $   90,692    $   57,182    $   47,789
  Total revenues.........................................        93,322        58,869        48,852
  (Loss) before income taxes and minority interest.......       (29,342)       (4,120)         (698)
  Total assets...........................................        84,839        48,818        53,656

     U.S. OPERATIONS

     Traditional Business. The Company's U.S. life reinsurance business, which totaled 66.3%, 72.1%, and 72.7%, of the Company's net premiums in 1997, 1996, and 1995, respectively, consists of the reinsurance of various types of life insurance products. This business has been accepted under many different rate scales, with rates often tailored to suit the underlying product and the needs of the ceding company. Premiums typically vary for smokers and non-smokers, males and females, and may include a preferred underwriting class discount. Regardless of the premium mode for the underlying primary insurance, reinsurance premiums are generally paid annually. This business is made up of facultative and automatic treaty business.

     In addition, several of the Company's U.S. clients have purchased life insurance policies insuring the lives of their executives. These policies have generally been issued to fund deferred compensation plans and have been reinsured with the Company. As of December 31, 1997, reinsurance of such policies was reflected in interest sensitive contract reserves of approximately $775.5 million and policy loans of $480.2 million.

     Facultative Business. The U.S. facultative reinsurance operation involves the assessment of the risks inherent in (i) multiple impairments, such as heart disease, high blood pressure, and diabetes; (ii) cases involving large policy face amounts; and (iii) financial risk cases, i.e., cases involving policies disproportionately large in relation to the financial characteristics of the proposed insured. The U.S. operations marketing efforts have focused on developing facultative relationships with client companies because management believes facultative reinsurance represents a substantial segment of the reinsurance activity of many large insurance companies and has been an effective means of expanding the U.S. operations automatic business. In 1997, 1996, and 1995, approximately 39.6%, 39.2%, and 38.3% respectively, of the U.S. gross premiums were written on a facultative basis. The U.S. operations have emphasized personalized service and prompt response to requests for facultative risk assessment.

     Only a portion of approved facultative applications result in paid reinsurance. This is because applicants for impaired risk policies often submit applications to several primary insurers, which in turn seek facultative reinsurance from several reinsurers; ultimately, only one insurance company and one reinsurer are likely to obtain the business. The U.S. operations track the percentage of declined and placed facultative applications on a client-by-client basis and generally work with clients to seek to maintain such percentages at levels the U.S. operations deem acceptable.

     Mortality studies by RGA Reinsurance have shown that the U.S. operations' facultative mortality experience is comparable to its automatic mortality experience relative to expected mortality rates. Because the U.S. operations apply its underwriting standards to each application submitted to it facultatively, the U.S. operations generally do not require ceding companies to retain any portion of the underlying risk when business is written on a facultative basis.

     Automatic Business. Automatic business, including financial reinsurance treaties, is generated pursuant to treaties which generally require that the underlying policies meet the ceding company's underwriting criteria, although a number of such policies may be rated substandard. In contrast to facultative reinsurance, reinsurers do not engage in underwriting assessments of the risks assumed through an automatic treaty. Automatic business tends to be very price-competitive; however, clients are likely to give favorable consideration to their existing reinsurers.

     Because RGA Reinsurance does not apply its underwriting standards to each policy ceded to it under automatic treaties, the U.S. operations generally require ceding companies to keep their full retention when business is written on an automatic basis, thereby increasing the ceding companies' incentives to underwrite risks with due care and, when appropriate, to contest claims diligently.

     Non-Traditional Business. The Company also provides non-traditional reinsurance of asset-intensive products and financial reinsurance. Asset-intensive business includes the reinsurance of stable value products, bank-owned life insurance, and annuities. The budget proposal recently submitted to Congress by the Clinton Administration includes certain provisions which, if enacted in the form proposed, would increase taxes on the owners of certain corporate-owned and bank-owned life insurance. If these or similar proposed tax changes were enacted into law, they could adversely affect the Company; however, the Company does not consider the reinsurance of such policies to be a material part of its business. The Company earns investment income on the deposits underlying the asset-intensive products which is largely offset by earnings credited and paid to the ceding companies. Financial reinsurance assists ceding companies in meeting applicable regulatory requirements and enhances ceding companies' financial strength and regulatory surplus position. The Company provides ceding companies financial reinsurance by committing cash or assuming insurance liabilities. Generally, such amounts are offset by receivables from ceding companies which are supported by the future profits from the reinsured block of business. The Company earns a return based on the amount of outstanding reinsurance.

     Customer Base. The U.S. reinsurance operation markets life reinsurance primarily to the largest U.S. life insurance companies and currently has treaties with most of the top 100 companies. These treaties generally are terminable by either party on 90 days written notice, but only with respect to future new business; existing business generally is not terminable, unless the underlying policies terminate or are recaptured. In 1997, 32 clients had annual gross premiums of $5 million or more and the aggregate gross premiums from these clients represented approximately 76.7% of 1997 U.S. life gross premiums.

     In 1997, no U.S. client accounted for more than 10% of the Company's consolidated gross premiums. One client, however, accounted for more than 10% of the Company's U.S. operations gross premiums. Also, three clients ceded more than 5% of U.S. life gross premiums. Together they ceded $167.7 million, or 24.4%, of U.S. operations gross premiums in 1997.

     During 1997, $243.9 million of U.S. operations net premium related to facultative business. The U.S. life operations accepted new facultative business from over 100 U.S. clients in 1997, and has been receiving facultative business from most of these clients for an average of 10 years.

     Risk Management. Prior to January 1, 1996, RGA Reinsurance's practice was to retain up to $2 million of liability on any one life for all life reinsurance. Effective January 1, 1996, RGA Reinsurance increased this retention limit to up to $2.5 million. RGA Reinsurance has a number of retrocession arrangements whereby certain business in force is retroceded on a quota share or facultative basis. All of the U.S. retrocessionaires under such arrangements were rated "A-" or better by A.M. Best as of December 31, 1996. RGA Reinsurance also retrocedes business to foreign reinsurers. In these instances, additional security in the form of letters of credit or trust assets have been given by such retrocessionaires as additional security in favor of RGA Reinsurance. The Company also retrocedes most of its financial reinsurance business to other insurance companies to alleviate the strain on statutory surplus created by this business.

     RGA Reinsurance has never experienced a default in connection with its retrocession arrangements, nor has it experienced any difficulty in collecting claims recoverable from its retrocessionaires; however, no assurance can be given as to the future performance of such retrocessionaires or as to recoverability of any such claims.

     RGA Reinsurance has catastrophe insurance coverage issued by an insurer rated "A" by A.M. Best that provides benefits of up to $100 million per occurrence for claims involving three or more deaths in a single accident, with a deductible of $1.5 million per occurrence. This coverage is terminable annually on 90 days notice and is ultimately provided through a pool of seventeen unaffiliated insurers. The Company believes such catastrophe insurance coverage is adequate to protect the Company from the risks of multiple deaths of lives reinsured by policies with RGA Reinsurance in a single accident. Several large corporate plans reinsured by RGA Reinsurance cover aggregate amounts substantially in excess of these limits, however.

     Operations. During 1997, substantially all gross U.S. life business was obtained directly, rather than through brokers. The U.S. operations have an experienced marketing staff which works to maintain existing relationships and to provide responsive service.

     The U.S. operations auditing and accounting department is responsible for treaty compliance auditing, financial analysis of results, generation of internal management reports, and periodic audits of administrative practices and records. A significant effort is focused on periodic audits of administrative and underwriting practices, records, and treaty compliance of reinsurance clients.

     The U.S. operations claims department (i) reviews and verifies reinsurance claims, (ii) obtains the information necessary to evaluate claims, (iii) determines the Company's liability with respect to claims, and (iv) arranges for timely claims payments. Claims are subjected to a detailed review process to ensure that the risk was properly ceded, the claim complies with the contract provisions, and the ceding company is current in the payment of reinsurance premiums to the U.S. life operation. The claims department also investigates claims generally for evidence of misrepresentation in the policy application and approval process. In addition, the claims department monitors both specific claims and the overall claims handling procedure of ceding companies.

     Claims personnel work closely with their counterparts at client companies to attempt to uncover fraud, misrepresentation, suicide, and other situations where the claim can be reduced or eliminated. By law, the ceding company cannot contest claims made after two years of the issuance of the underlying insurance policy. By developing good working relationships with the claims departments of client companies, major claims or problem claims can be addressed early in the investigation process. Claims personnel review material claims presented to RGA Reinsurance in detail to find potential mistakes such as claims ceded to the wrong reinsurer and claims submitted for improper amounts.

     CANADIAN OPERATIONS

     Canadian life reinsurance business represented 10.0%, 9.4%, and 8.6%, of RGA's net premiums in 1997, 1996, and 1995, respectively. In 1997, the Canadian life operations wrote $8.0 billion in new business. Approximately 85% of the 1997 Canadian new business was written on an automatic basis. During 1997, the Canadian operations began supporting preferred underwriting products, added creditor business, and began offering reinsurance of critical illness coverage. These new products and continued growth in traditional reinsurance have contributed to the overall increase in business.

     Clients include virtually all of Canada's principal life insurers with no single client representing more than 10% of the Company's consolidated net premium in 1997 and the two largest clients representing less than 5% of consolidated gross premiums. The Canadian life operations compete with a small number of individual and group life reinsurers. The Canadian life operations compete primarily on the basis of price, service, and financial strength.

     RGA Canada's policy is to retain up to C$100,000 of individual life and up to C$100,000 of Accidental Death and Dismemberment liability on any one life. RGA Canada retrocedes amounts in excess of its retention mostly to RGA Reinsurance through General American in accordance with certain retrocession agreements which are described under Item 1 "Business -- Corporate
Structure -- Historical Review" in RGA's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference in this Prospectus. Retrocessions are arranged through RGA Reinsurance's retrocession pool. RGA Canada has never experienced a default in connection with its retrocession arrangements, nor has it experienced any difficulty in collecting claims recoverable from its retrocessionaires. No assurance can be given, however, as to the future performance of such retrocessionaires or as to the recoverability of any such claims.

     RGA Canada maintains a staff of 51 people at the Montreal office and eleven people in an office in Toronto as of December 31, 1997. RGA Canada employs its own underwriting, actuarial, claims, pricing, accounting, systems, marketing and administrative staff.

     RGA's Canadian life reinsurance business was originally conducted by General American. General American entered the Canadian life reinsurance market in 1978 and was primarily engaged in the retrocession business, writing only a small amount of business with primary Canadian insurers. In April 1992, General American, through RGA Canada, purchased the life reinsurance assets and business of National Reinsurance Company of Canada ("National Re"), including C$26.0 million of Canadian life reinsurance gross in force premiums. National Re had been engaged in the life reinsurance business in Canada since 1972, writing reinsurance on a direct basis with primary Canadian insurers. Accordingly, the acquisition represented a significant expansion of General American's Canadian life reinsurance business.

     OTHER INTERNATIONAL

     The other international segment includes the Latin American operations, Asia Pacific operations, and Market Development operations. Beginning in 1994, the Company started various international initiatives that continued to develop during 1997. In Chile, the Company is represented by a 50% investment in BHIF America, a Chilean insurance company, and a 100% investment in RGA Chile, a life reinsurance company. The Company owns 100% of Manantial, an Argentine insurance company. In addition, RGA Reinsurance has provided reinsurance on mortality risk reinsurance associated with the privatization of the Argentine pension system. The Company has a presence in the Asia Pacific region with a licensed branch office in Hong Kong and a representative office in Tokyo. The Company also established subsidiary companies in Australia in January 1996; namely, Australian Holdings, a wholly-owned holding company, and RGA Australia, a wholly-owned life reinsurance company. In addition, RGA Reinsurance provides direct reinsurance to several companies within the Asia Pacific region. The Company's Market Development operations provide marketing support for operations in existing and potential future markets.

     Other international life reinsurance business represented 12.8%, 10.1%, and 10.3% of the Company's consolidated net premiums in 1997, 1996, and 1995, respectively. No single client in the other international segment represented more than 10% of the Company's consolidated net premium for 1997.

     For other international business, RGA Reinsurance retains up to $2.5 million for U.S., Canadian, Australian, and New Zealand currency-denominated business. For other currencies and based on countries with higher risk factors, RGA Reinsurance systematically reduces its retention. The Chilean subsidiaries have a policy of ceding business in excess of approximately $22,000, while the Argentine subsidiary cedes business in excess of $40,000. RGA Australia has a retrocession arrangement with RGA Reinsurance in which life risks above $100,000 Australian dollars are retroceded to RGA Reinsurance. On an aggregate basis among all of its subsidiaries, the Company does not retain more than $2.5 million on any one life.

     BHIF America and RGA Chile maintain staffing of 30 people at the head offices in Santiago, Chile as of December 31, 1997. Manantial maintains a staff of 30 people in Buenos Aires, Argentina as of December 31, 1997. These subsidiaries employ their own underwriting, actuarial, claims, pricing, accounting, systems, marketing and administrative staff. Within Asia Pacific, six people were on staff in the Hong Kong office, four people were on staff in the Tokyo office, and RGA Australia maintained a staff of twelve people in Sydney. The Hong Kong and Tokyo offices primarily provide marketing and underwriting service to the direct life insurance companies with other service support provided directly by RGA Reinsurance operations.

     Mature insurance markets that are experiencing regulatory changes present opportunities for the Company. For example, changes in the Australian regulatory environment prompted RGA to establish a subsidiary there. The experience and knowledge that RGA gained in the Canadian regulatory environment has been valuable in Australia, which has a similar regulatory structure. RGA Australia directly maintains its own underwriting, actuarial, claims, pricing, accounting, systems, marketing and administration service with additional support provided by RGA Reinsurance operations.

  ACCIDENT AND HEALTH

     The Company's accident and health reinsurance business historically represented 10.9%, 8.5%, and 8.4% of the Company's net premiums in 1997, 1996, and 1995, respectively. Due to continuing losses emanating from certain of the Company's accident and health operations in 1997, the strategic decision was made to exit all outside-managed accident and health pools and cease marketing accident and health business and to place the operation into run-off. The Company estimates that future accident and health premiums compared to 1997 premiums will remain level in 1998. Premiums will decrease at varying rates through 2002.

     For additional information regarding the Company's accident and health reinsurance business, see Item 1 "Business -- Industry Segments" in RGA's Annual Report in Form 10-K for the year ended December 31, 1997, which is incorporated by reference in this Prospectus.

UNDERWRITING

     FACULTATIVE

     Senior management has developed underwriting guidelines, policies, and procedures with the objective of controlling the quality of life business written as well as its pricing. The underwriting process emphasizes close collaboration among its underwriting, actuarial, and operations departments. Management periodically updates these underwriting policies, procedures, and standards to account for changing industry conditions, market developments, and changes occurring in the field of medical technology; however, no assurance can be given that all relevant information has been analyzed or that additional risks will not materialize. These policies, procedures, and standards are documented in an on-line underwriting manual.

     The Company determines whether to accept facultative reinsurance business on a prospective insured by reviewing the client company's applications and medical requirements, and assessing financial information and any medical impairments. Most facultative applications involve a prospective insured with multiple impairments, such as heart disease, high blood pressure, and diabetes, requiring a difficult underwriting assessment. To assist its underwriters in making this assessment, RGA Reinsurance employs two full-time and one part-time medical director, as well as one medical consultant.

     AUTOMATIC

     Management determines whether to write automatic reinsurance business by considering many factors, including the types of risks to be covered; the ceding company's retention limit and binding authority, product, and pricing assumptions; and the ceding company's underwriting standards, financial strength and distribution systems. For automatic business, the Company endeavors to ensure that the underwriting standards and procedures of its ceding companies are compatible with its own underwriting standards and procedures. To this end, the Company conducts periodic reviews of the ceding companies' underwriting and claims personnel and procedures.

     FINANCIAL REINSURANCE

     The financial reinsurance provided by the Company is repaid by the future profit stream associated with the reinsured block of business. The Company structures its financial reinsurance transactions so that the future profits of the underlying reinsured business conservatively exceed the amount of regulatory surplus provided to the ceding company.

     AIDS

     Since 1987, the U.S. and Canadian life insurance industries have implemented the practice of antibody blood testing to detect the presence of the HIV virus associated with Acquired Immune Deficiency Syndrome ("AIDS"). Prior to the onset of routine antibody testing, it was possible for applicants with AIDS to purchase significant amounts of life insurance. Since 1987, the guidelines used by the U.S. operations have required ceding companies to conduct HIV testing for life insurance risks at or above $100,000. Since 1987, the accepted Canadian industry practice is to conduct HIV testing for life insurance risks over C$100,000.

     The Company believes that the antibody test for AIDS is effective. No assurance can be given, however, that additional AIDS-related death claims involving insureds who test negative for AIDS at the time of underwriting will not arise in the future. The Company believes that its primary exposure to the AIDS risk is related to business issued before the onset of AIDS antibody testing in 1987. Each year, this business represents a smaller portion of the Company's reinsurance in force.

COMPETITION

     The Company operates in an intensely competitive environment. Reinsurers compete on the basis of many factors, including financial strength, pricing and other terms and conditions of reinsurance agreements, reputation, service, and experience in the types of business underwritten. The U.S. and Canadian life reinsurance markets are served by numerous international and domestic reinsurance companies. The Company believes that RGA Reinsurance's primary competitors in the U.S. life reinsurance market are currently Transamerica Occidental Life Insurance Company, Swiss Re Life of America, Security Life of Denver, Life Reassurance Corporation of America, and Lincoln National Corporation. Within the reinsurance industry, however, competition can change from year to year. The Company believes that RGA Canada's major competitors in the Canadian life reinsurance market are Swiss Re Life Canada and Munich Reinsurance Company of Canada.

     The other international life operations compete with subsidiaries of several U.S. individual and group life insurers and reinsurers and other internationally-based insurers and reinsurers, some of which are larger and have access to greater resources than the Company. Competition is primarily on the basis of price, service, and financial strength.

REGULATION

     RGA Reinsurance, RGA Canada, BHIF America, RGA Chile, Manantial, RGA Barbados, RGA Bermuda, RGA Australia, and RGA UK are regulated by authorities in Missouri, Canada, Chile, Argentina, Barbados, Bermuda, Australia, and the United Kingdom, respectively. RGA Reinsurance is subject to regulations in the other jurisdictions in which it is licensed or authorized to do business. Insurance laws and regulations, among other things, establish minimum capital requirements and limit the amount of dividends, distributions, and intercompany payments affiliates can make without prior regulatory approval. Missouri law imposes restrictions on the amounts and type of investments insurance companies like RGA Reinsurance may hold.

     GENERAL

     The insurance laws and regulations, as well as the level of supervisory authority that may be exercised by the various insurance departments, vary by jurisdiction but generally grant broad powers to supervisory agencies or regulators to examine and supervise insurance companies and insurance holding companies with respect to every significant aspect of the conduct of the insurance business, including approval or modification of contractual arrangements. These laws and regulations generally require insurance companies to meet certain solvency standards and asset tests, to maintain minimum standards of business conduct, and to file certain reports with regulatory authorities, including information concerning their capital structure, ownership, and financial condition, and subject insurers to potential assessments for amounts paid by guarantee funds.

     RGA Reinsurance and RGA Canada are required to file annual or quarterly statutory financial statements in each jurisdiction in which they are licensed. Additionally, RGA Reinsurance and RGA Canada are subject to periodic examination by the insurance departments of the jurisdictions in which each is licensed, authorized, or accredited. The most recent examination of RGA Reinsurance by the Missouri Department of Insurance was for the year ended December 31, 1995. The result of this examination contained no material adverse findings. RGA Canada, which was formed in 1992, was reviewed by the Canadian Superintendent of Financial Institutions during 1997. The result of this examination contained no material adverse findings.

     RGA Australia is required to file a quarterly statistical return and annual financial statement with the Insurance and Superannuation Commission of Australia ("ISC"). RGA Australia is subject to additional reviews by the ISC on an as required basis. In August 1997, RGA Australia was reviewed by the ISC with no material adverse findings.

     RGA Barbados is required to file an annual financial statement with the Office of the Supervisor of Insurance of Barbados.

     Manantial as a direct life insurance company is required to file annual and quarterly statutory financial statements in Argentina which are reviewed by external auditors and filed with the Superintendencia de Seguros de la Nacion ("Superintendencia-Argentina"). Additionally, Manantial is subject to periodic examination by the Superintendencia-Argentina. The most recent examination by the Superintendencia-Argentina was in March 1997. The results of this examination were discussed with management and all adjustments were reflected during 1997.

     BHIF America and RGA Chile are required to file annual and quarterly regulatory financial statements in Chile which are reviewed by external auditors annually and filed with the Superintendencia de Valores y Seguros de Chile ("Superintendencia-Chile"). The most recent examination by the Supeintendencia-Chile was during 1997. The result of this examination contained no material adverse findings.

     Although some of the rates and policy terms of U.S. direct insurance agreements are regulated by state insurance departments, the rates, policy terms, and conditions of reinsurance agreements generally are not subject to regulation by any regulatory authority. The NAIC Model Law on Credit for Reinsurance, which has been adopted in most states, imposes, however, certain requirements for an insurer to take reserve credit for reinsurance ceded to a reinsurer. Generally, the reinsurer is required to be licensed or accredited in the insurer's state of domicile, or security must be posted for reserves transferred to the reinsurer in the form of letter of credit or assets placed in trust. The NAIC Life and Health Reinsurance Agreements Model Regulation, which has been passed in most states, imposes additional requirements for insurers to claim reserve credit for reinsurance ceded (excluding yearly renewable term ("YRT") reinsurance and non-proportional reinsurance). These requirements include bona fide risk transfer, an insolvency clause, written agreements, and filing of reinsurance agreements involving in force business, among other things.

     In recent years, the NAIC and insurance regulators increasingly have been re-examining existing laws and regulations and their application to insurance companies. In particular, this re-examination has focused on insurance company investment and solvency issues and, in some instances, has resulted in new interpretation of existing law, the development of new laws, and the implementations of non-statutory guidelines. The NAIC has formed committees and appointed advisory groups to study and formulate regulatory proposals on such diverse issues as the use of surplus debentures, accounting for reinsurance transactions, and the adoption of risk-based capital rules. It is not possible to predict the future impact of changing state and federal regulation on the operations of the Company or its subsidiaries.

     The NAIC and insurance regulators are in the process of reexamining existing laws and regulations and their application to insurance companies. In particular, this reexamination has focused on insurance company investment and solvency issues and, in some instances, has resulted in new interpretations of existing law, the development of new laws and the implementation of nonstatutory guidelines. The NAIC has formed committees and appointed advisory groups to study and formulate regulatory proposals on diverse issues. As part of this review, the NAIC recently adopted the Valuation of Life Insurance Policies Model Regulation (the "Model Regulation").

     If adopted in its current form, the Model Regulation will have the greatest impact on level term life insurance products with current premiums guaranteed for more than five years. Companies with these products generally will have to increase reserves above the current levels or limit the period of guaranteed premiums to five years. The Model Regulation also will impact the reserve requirements for other increasing premium products, deficiency reserves and certain benefit guarantees in universal life products. The Model Regulation will not impact the financial statements of the Company prepared in accordance with GAAP; however, as a statutory accounting principle, the Model Regulation may impact the statutory financial statements of the subsidiaries.

     In addition to the above regulatory changes being reexamined and considered by the NAIC, the NAIC is in the process of codifying statutory accounting principles. The purpose of such codification is to establish a uniform set of accounting rules and regulations for use by insurance companies in financial report preparation in connection with financial reporting to regulatory authorities. The Company is unable to determine what impact, if any, this codification will have on its subsidiaries' statutory surplus requirements.

     CAPITAL REQUIREMENTS

     Guidelines on MCCSR became effective for Canadian insurance companies in December 1992, and RBC guidelines promulgated by the NAIC became effective for U.S. companies in 1993. The MCCSR risk-based capital guidelines, which are applicable to RGA Canada, prescribe surplus requirements and take into account both assets and liabilities in establishing solvency margins. The RBC guidelines, applicable to RGA Reinsurance, similarly identify minimum capital requirements based upon business levels and asset mix. Both RGA Canada and RGA Reinsurance maintain capital levels in excess of the amounts required by the applicable guidelines. Regulations in Chile, Argentina, Australia, Barbados and Bermuda, also require certain minimum capital levels, and subject the companies operating there to oversight by the applicable regulatory bodies. The Company's subsidiaries in Chile, Argentina, Australia, Barbados, and Bermuda meet the minimum capital requirements in their respective jurisdiction. The Company cannot predict the effect that any proposed or future legislation or rule-making in the countries in which the Company operates may have on the financial condition or operations of the Company or its subsidiaries.

     INSURANCE HOLDING COMPANY REGULATIONS

     RGA is regulated in Missouri as an insurance holding company. The Company is subject to regulation under the insurance and insurance holding company statutes of Missouri. The Missouri insurance holding company laws and regulations generally require insurance and reinsurance subsidiaries of insurance holding companies to register with the Missouri Department of Insurance and to file with the Missouri Department of Insurance certain reports describing, among other information, their capital structure, ownership, financial condition, certain intercompany transactions, and general business operations. The Missouri insurance holding company statutes and regulations also require prior approval of, or in certain circumstances, prior notice to the Missouri Department of Insurance of certain material intercompany transfers of assets, as well as certain transactions between insurance companies, their parent companies and affiliates.

     Under Missouri insurance laws and regulations, unless (i) certain filings are made with the Missouri Department of Insurance, (ii) certain requirements are met, including a public hearing, and (iii) approval or exemption is granted by the Missouri Director of Insurance, no person may acquire any voting security or security convertible into a voting security of an insurance holding company, such as RGA, which controls a Missouri insurance company, or merge with such a holding company, if as a result of such transaction such person would "control" the insurance holding company. "Control" is presumed to exist under Missouri law if a person directly or indirectly owns or controls 10% or more or the voting securities of another person.

     Certain state legislatures have considered or enacted laws that alter, and in many cases increase, state regulation of insurance holding companies. In recent years, the NAIC and state legislators have begun re-examining existing laws and regulations, specifically focusing on insurance company investments and solvency issues, risk-based capital guidelines, intercompany transactions in a holding company system, and rules concerning extraordinary dividends.

     Canadian insurance laws and regulations do not contain automatic registration and reporting requirements applicable to insurance holding companies, although such companies, together with all affiliates of a Canadian insurance company, may be required to supply such information to the Canadian Superintendent of Financial Institutions upon request.

     Transactions whereby a person or entity would acquire control of or a significant interest in, or increase (by more than an insignificant amount) its existing interest in, a Canadian insurance company are subject to the prior approval of the Canadian Minister of Finance. "Significant interest" in an insurance company means the beneficial ownership of shares representing 10% or more of a given class, while "control" of an insurance company is presumed to exist when a person beneficially owns shares representing more than 50% of the votes entitled to be cast for the election of directors and such votes are sufficient to elect a majority of the directors of the insurance company. Any transaction or series of transactions with the same person involving the acquisition or disposition by a Canadian insurance company of assets (other than the payment of dividends) the aggregate value of which, over a twelve-month period, exceeds 10% of such company's total assets are also subject to the prior approval of the Canadian Superintendent of Financial Institutions.

     In addition, Canadian insurance laws and regulations generally prohibit transactions between insurance companies and related parties, with certain specified exceptions. Permitted related-party transactions must be on terms that are at least as favorable to the insurance company as market terms and conditions, and are subject to the approval of the insurance company's conduct review committee. Reinsurance agreements with related parties are also restricted unless (i) the reinsurance is taken out in the ordinary course of business and (ii) the related party is either a Canadian insurance company or a foreign insurance company duly registered in Canada.

     RESTRICTIONS ON DIVIDENDS AND DISTRIBUTIONS

     Certain state legislatures have considered or enacted laws that alter, and in many cases increase, state regulation of insurance holding companies. In recent years, the NAIC and state legislators have begun re-examining existing laws and regulations, specifically focusing on insurance company investments and solvency issues, risk-based capital guidelines, intercompany transactions in a holding company system, and rules concerning extraordinary dividends.

     Current Missouri law (applicable to RGA and RGA Reinsurance) permits the payment of dividends or distributions which, together with dividends or distributions paid during the preceding twelve months, do not exceed the greater of (i) 10% of statutory capital and surplus as of the preceding December 31, or
(ii) statutory net gain from operations for the preceding calendar year. Any proposed dividend in excess of this amount is considered an "extraordinary dividend" and may not be paid until it has been approved, or a 30-day waiting period has passed during which it has not been disapproved, by the Missouri Director of Insurance. In addition, dividends may be paid only to the extent the insurer has earned surplus (as opposed to contributed surplus). For example, the maximum amount available for payment of dividends in 1998 by RGA Reinsurance under Missouri law, without the prior approval of the Missouri Director of Insurance, is $24.9 million.

     In contrast to current Missouri law, the NAIC Model Insurance Holding Company Act (the "Model Act") defines an extraordinary dividend as a dividend or distribution which, together with dividends or distributions paid during the preceding twelve months, exceeds the lesser of (i) 10% of statutory capital and surplus as of the preceding December 31, or (ii) statutory net gain from operations for the preceding calendar year. The Company is unable to predict whether, when, or in what form Missouri will enact a new measure for extraordinary dividends. The maximum amount available for payment on dividends in 1998 by RGA

Reinsurance under the Model Act without prior approval of the Missouri Director of Insurance would have been $12.1 million at December 31, 1997.

     In addition to the foregoing, Missouri insurance laws and regulations require that the statutory surplus of RGA Reinsurance following any dividend or distribution be reasonable in relation to its outstanding liabilities and adequate to meet its financial needs. The Missouri Director of Insurance may bring an action to enjoin or rescind the payment of a dividend or distribution by RGA Reinsurance that would cause its statutory surplus to be inadequate under the standards of Missouri.

     There are no express restrictions on the declaration of dividends by RGA International, RGA Canada Management, or RGA Canada under Canadian insurance laws and regulations. RGA Canada must, however, give notice of any dividend to the Superintendent of Financial Institutions of Canada at least ten days prior to the date of payment. In addition, the Canadian MCCSR guidelines consider both assets and liabilities in establishing solvency margins, the effect of which could limit the maximum amount of dividends that may be paid by RGA Canada. RGA Canada's ability to declare and pay dividends in the future will be affected by its continued ability to comply with such guidelines. The maximum amount available for payment of dividends by RGA Canada to RGA Canada Management under the Canadian MCCSR guidelines was $15.5 million at December 31, 1997.

     DEFAULT OR LIQUIDATION

     In the event of a default on any debt that may be incurred by RGA or the bankruptcy, liquidation, or other reorganization of RGA, the creditors and stockholders of RGA will have no right to proceed against the assets of RGA Reinsurance, RGA Canada, or other insurance or reinsurance company subsidiaries of RGA. If RGA Reinsurance were to be liquidated, such liquidation would be conducted by the Missouri Director of Insurance as the receiver with respect to such insurance company's property and business. If RGA Canada were to be liquidated, such liquidation would be conducted pursuant to the general laws relating to the winding-up of Canadian federal companies. In both cases, all creditors of such insurance company, including, without limitation, holders of its reinsurance agreements and, if applicable, the various state guaranty associations, would be entitled to payment in full from such assets before RGA, as a direct or indirect stockholder, would be entitled to receive any distributions made to it prior to commencement of the liquidation proceedings, and, if the subsidiary was insolvent at the time of the distribution, stockholders of RGA might likewise be required to refund dividends subsequently paid to them.

     If RGA Australia were to be liquidated, such liquidation would be conducted pursuant to the general laws relating to winding-up of Australian insurance companies as prescribed in the Australian Life Insurance Act 1995 and conducted in accordance with the Corporations Law of the State or internal territory under which RGA Australia was incorporated. The assets of RGA Australia would then be applied by specific priority as specified in the Corporations Law of the State.

     FEDERAL REGULATION

     Discussions continue in the Congress of the United States concerning the future of the McCarran-Ferguson Act, which exempts the "business of insurance" from most federal laws, including anti-trust laws, to the extent such business is subject to state regulation. Judicial decisions narrowing the definition of what constitutes the "business of insurance" and repeal or modification of the McCarran-Ferguson Act may limit the ability of the Company, and RGA Reinsurance in particular, to share information with respect to matters such as rate-setting, underwriting, and claims management. It is not possible to predict the effect of such decisions or change in the law on the operation of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     GenAmerica Corporation and its affiliates generated less than 4.2% of U.S. operations gross premiums in 1997, 1996, and 1995, exclusive of the retrocession agreements between RGA Reinsurance and General American described in Item 13 "Certain Relationships and Related Transactions" in RGA's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference in this Prospectus.

The Company has direct policies and reinsurance agreements with General American and certain of its subsidiaries. These agreements are terminable by either party on 90 days' written notice with respect to new business only. The Company received gross premiums pursuant to these agreements of approximately $32.1 million in 1997. The stable value products reinsured by the Company are also General American products. Deposits from stable value products totaled approximately $483.0 million and $429.3 million during 1997 and 1996, respectively. In addition, the Company entered into annuity reinsurance transactions during the second quarter of 1997 with Cova Financial Services Life Insurance Company, a subsidiary of General American. Deposits related to this business were $124.4 million as of December 31, 1997.

     Under separate investment advisory agreements, Conning, an indirect subsidiary of General American, manages certain investment portfolios of RGA, RGA Reinsurance, Australia Holdings, and RGA Barbados and services commercial mortgages on behalf of RGA Reinsurance. Each of the investment advisory agreements is terminable by either party on 90 days' written notice. For its services, Conning receives an annual fee of 0.09% of the average quarterly book value of the portfolios managed and 0.22% of mortgage loans serviced. This fee is payable quarterly in arrears. The Company made payments to Conning of approximately $1.7 million for such investment advisory services in 1997. As part of its investment advisory services, Conning also originates commercial mortgages on behalf of RGA Reinsurance. Conning generally receives a fee associated with the origination of such loans in the amount of 1% of the loan balance, which is paid by the borrower. During 1997, Conning originated approximately $78.0 million of mortgage loans on behalf of RGA Reinsurance. Separate from the investment advisory agreements, Conning manages a series of private investment funds in which RGA has invested from time to time. Conning receives a management fee and a specified percentage of the funds' net gains, which are paid by the funds. RGA's investments in such funds totaled approximately $1.4 million as of December 31, 1997.

     The Company conducts its business primarily from premises leased by RGA Reinsurance from General American. RGA Reinsurance made rental payments to General American principally for office space and equipment of approximately $1.6 million in 1997.

     RGA, RGA Reinsurance, RGA Canada and certain other subsidiaries of RGA also are parties to various other agreements with General American, including retrocession agreements, marketing agreements, tax allocation and tax sharing agreements and administrative services agreements. These agreements and certain other relationships with others are described under Item 13 "Certain Relationships and Related Transactions" in RGA's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference in this Prospectus.

                                   MANAGEMENT

     The following table lists the directors and certain executive officers of the Company and certain subsidiaries as indicated below:

                NAME                     AGE                             TITLE
                ----                     ---                             -----
Richard A. Liddy.....................    62     Chairman of the Board of the Company
A. Greig Woodring....................    46     President, Chief Executive Officer of the Company
David B. Atkinson....................    44     Executive Vice President and Chief Operating Officer of
                                                the Company
Bruce E. Counce......................    53     Executive Vice President and Chief Operating Officer of
                                                the Company
Jack B. Lay..........................    43     Executive Vice President and Chief Financial Officer of
                                                the Company
Andre St-Amour.......................    47     President and Chief Executive Officer of RGA Canada
Graham S. Watson.....................    48     Executive Vice President and Chief Marketing Officer of
                                                the Company
J. Cliff Eason.......................    50     Director
Bernard A. Edison....................    70     Director
Stuart I. Greenbaum..................    61     Director
William A. Peck, M.D.................    64     Director
Leonard M. Rubenstein................    52     Director
William P. Stiritz...................    63     Director
H. Edwin Trusheim....................    70     Director

     Richard A. Liddy is Chairman of the Board of the Company. He also serves as President, Chief Executive Officer and Chairman of the Board of General American Life Insurance Company, and President and Chairman of GenAmerica Corporation and General American Mutual Holding Company. From 1982 through 1988, he was Senior Vice President and Executive Vice President of Continental Corporation, and President, Financial Services Group of Continental Insurance Company. He is also Chairman of the Board of General American Capital Company and The Walnut Street Funds, Inc., each a registered investment company, and is a director of Ameren Corporation, Brown Group, Inc., Conning Corporation and Ralston Purina Company. Mr. Liddy is also Chairman of Cova Corporation, Paragon Life Insurance Company, Security Equity life Insurance Company and Security Mutual Life Insurance Company of New York, and a number of other subsidiaries and affiliates of General American Mutual Holding Company.

     A. Greig Woodring is President, Chief Executive Officer, and director of the Company. Mr. Woodring also is an executive officer of General American Life Insurance Company. Prior to the formation of RGA, Mr. Woodring had headed General American's reinsurance business since 1986. He also serves as a director and officer of a number of the Company's subsidiaries. Before joining General American Life Insurance Company, Mr. Woodring was an actuary at United Insurance Company.

     David B. Atkinson has been Executive Vice President and Chief Operating Officer of the Company since January 1997. He is also President and Chief Executive Officer of RGA Reinsurance. He served as Executive Vice President and Chief Operating Officer, U.S. Operations of the Company from 1995 to 1996 and Executive Vice President and Chief Financial Officer from 1993 to 1994. Prior to the formation of RGA, Mr. Atkinson served as Reinsurance Operations Vice President of General American. Mr. Atkinson joined General American in 1987 as Second Vice President and was promoted to Vice President later the same year. Prior to joining General American, he served as Vice President and Actuary of Atlas Life Insurance Company from 1981 to 1987, as Chief Actuarial Consultant at Cybertek Computer Products from 1979 to 1981, and in a variety of actuarial positions with Occidental Life Insurance Company of California from 1975 to 1979. Mr. Atkinson also serves as a director and officer of certain RGA subsidiaries.

     Bruce E. Counce has been Executive Vice President and Chief Corporate Operating Officer of the Company since January 1997. He served as Executive Vice President, U.S. Traditional Reinsurance from 1993 to 1997. Prior to the formation of RGA, Mr. Counce served as Reinsurance Sales and Marketing Vice President for General American. After joining General American in 1967, Mr. Counce joined the Reinsurance Division in 1980 in a sales capacity and held a series of increasingly responsible positions leading to his current position.

     Jack B. Lay is Executive Vice President and Chief Financial Officer of the Company. Prior to joining the Company in 1994, Mr. Lay served as Second Vice President and Associate Controller at General American. In that position, he was responsible for all accounting and exterial financial reporting as well as merger and acquisition support. Before joining General American in 1991, Mr. Lay was a partner in the financial services practice with the St. Louis office of KPMG Peat Marwick LLP. Mr. Lay also served as director and officer of certain RGA subsidiaries.

     Andre St-Amour is President and Chief Executive Officer of RGA Canada and Chief Agent for the General American Life Insurance Company Canadian Branch. Prior to January 1995, he was President and Chief Operating Officer. Mr. St-Amour joined RGA Canada in 1992 when the company acquired the reinsurance business of National Re. Mr. St-Amour served as Executive Vice President, Life Division, of National Re from 1989 to 1991. Prior to joining National Re, Mr. St-Amour served in a variety of actuarial positions with Canadian National Railways and Laurentian National Insurance Company.

     Graham S. Watson is Executive Vice President and Chief Marketing Officer of RGA. Upon joining RGA in 1996, Mr. Watson was President and Chief Executive Officer of RGA Australia. Prior to joining RGA, Mr. Watson was the President and CEO of Intercedent Limited in Canada and has held various positions of increasing responsibility for other life insurance companies. Mr. Watson also serves as a director and officer of certain RGA subsidiaries.

     J. Cliff Eason has been the President-SBC International Operations of SBC Communications, Inc. since March 1998. Prior to that he served as President and Chief Executive Officer of Southwestern Bell Telephone Company since February 1996. Mr. Eason was President and Chief Executive Officer of Southwestern Bell Communications, Inc. ("SBC") from July 1995 through January 1996; President of Network Services of Southwestern Bell Telephone Company from July 1993 through June 1995; and President of Southwestern Bell Telephone Company of the Midwest from 1992 to 1993. He held various other positions with SBC and its subsidiaries prior to 1992, including President of SBC Communications, Inc. from 1991 to 1992.

     Bernard A. Edison was the President of Edison Brothers Stores, Inc. from 1968 through his retirement in 1987. He also serve as a director and Chairman of the Finance Committee of the Board of Directors of Edison Brothers Stores, Inc. until 1989, and as director emeritus from 1989 through 1996. Mr. Edison is also a director of Anheuser-Busch Companies, Inc., GenAmerica Corporation, General American Life Insurance Company, and General American Mutual Holding Company.

     Stuart I. Greenbaum has been the Dean of John M. Olin School of Business at Washington University since July 1995. Prior to such time, he spent 20 years at the Kellogg Graduate School of Management at Northwestern University where he was Director of the Banking Research Center and the Norman Strunk Distinguished Professor of Financial Institutions. Mr. Greenbaum has served on the Federal Savings and Loan Advisory Council and the Illinois Task Force on Financial Services, and has been a consultant for the American Bankers Association, the Bank Administration Institute, the Comptroller of the Currency, the Federal Reserve System, and the Federal Home Loan Bank System, among others. He is also a director of Stifel Financial Corp.

     William A. Peck, M.D., has been the Executive Vice Chancellor for Medical Affairs and Dean of the School of Medicine of Washington University since 1989. From 1976 to 1989, he was Physician in Chief of The Jewish Hospital of St. Louis. He is also a director of Allied Health Care Products, Inc., Angelica Corporation, Hologic, Inc., and Magna Bancorp, Inc.

     Leonard M. Rubenstein is Chief Executive Officer and Chairman of Conning Corporation and its subsidiary, Conning Asset Management Company, a registered investment advisor. Conning Corporation is a majority-owned subsidiary of General American Life Insurance Company. Conning & Company, an indirect wholly-owned subsidiary of Conning Corporation, is one of the representatives of the Underwriters. He served as Executive Vice President of Investments for General American Life Insurance Company from 1991 to January 1997 and as Treasurer from 1991 to 1995. From 1984 to 1991, he served as Vice President of General American Life Insurance Company. He is Treasurer of General American Capital Company, a registered investment company.

     William P. Stiritz has been the Chief Executive Officer, President and Chairman of Agribrands International, Inc., which is in the animal feeds and agricultural products business, since the company was spun-off from Ralston Purina Company ("Ralston") on April 1, 1998. He was Chief Executive Officer and President of Ralston from 1982 until 1997 and held various other positions with Ralston since 1963. He is Chairman of the Board of Ralston and Ralcorp Holdings, Inc. and is a director of Angelica Corporation, Ball Corporation, GenAmerica Corporation, General American Life Insurance Company, General American Mutual Holding Company, The May Department Stores Company, and Vail Resorts, Inc.

     H. Edwin Trusheim retired as Chairman of General American Life Insurance Company in 1995 where he was Chief Executive Officer until his retirement in 1992. He served as President of General American Life Insurance Company from 1979 to 1988 and was elected Chief Executive Officer in 1981 and Chairman of the Board in 1986. He is also a director of Angelica Corporation, GenAmerica Corporation, General American Life Insurance Company, General American Mutual Holding Company, Laclede Gas Company, RehabCare Corporation, and Venture Stores, Inc.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain stock ownership information, as of March 1, 1998, with respect to each person known to the Company to be the beneficial owner of 5% or more of the Company's outstanding Voting Common. The Offering relates to Non-Voting Common and no shares of such class are currently outstanding.

                                                                   VOTING COMMON
                                                              ------------------------
                                                                 SHARES
                                                              BENEFICIALLY    PERCENT
                 NAME OF BENEFICIAL OWNER                        OWNED        OF CLASS
                 ------------------------                     ------------    --------
GenAmerica Corporation
700 Market Street
St. Louis, Missouri 63101.................................     16,087,500(1)    63.8%
The Prudential Insurance Company of America
Prudential Plaza
Newark, New Jersey 07102-3777.............................      1,317,600(2)     5.2%

-------------------------
(1) GenAmerica Corporation is a wholly-owned subsidiary of General American Mutual Holding Company ("GAMHC"). Shares beneficially owned by GenAmerica Corporation are held by Equity Intermediary Company, a wholly-owned subsidiary of General American Life Insurance Company ("General American"). General American is a wholly-owned subsidiary of GenAmerica Corporation.
    Mr. Liddy is also a director and executive officer of GAMHC, GenAmerica Corporation and General American, and Mr. Woodring is an executive officer of General American. Messrs. Edison, Stiritz, and Trusheim are directors of GAMHC, GenAmerica Corporation and General American. Mr. Rubenstein is the Chairman and Chief Executive Officer of Conning Corporation, a majority owned indirect subsidiary of GenAmerica Corporation. These individuals disclaim beneficial ownership of the shares beneficially owned by GenAmerica Corporation.

(2) Sole voting and dispositive power over 661,650 shares. Based on Amendment No. 4 to Schedule 13G filed by the security holder with the Commission on February 10, 1998.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary is subject to the more detailed provisions of RGA's Restated Articles of Incorporation, as amended, and RGA's Bylaws, and does not purport to be complete and is qualified in its entirety by reference thereto. The following summary also assumes that the proposed amendment to the Restated Articles of Incorporation is approved by RGA's stockholders at the Annual Meeting of Stockholders on May 27, 1998.

GENERAL

     The authorized capital stock of RGA consists of 75,000,000 shares of Voting Common, par value $0.01 per share, 20,000,000 shares of Non-Voting Common, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. See "Capitalization" for information regarding the number of shares of Voting Common outstanding and the number of shares of Non-Voting Common that would be outstanding prior to and after completion of the Offering.

NON-VOTING COMMON

     The rights, powers and limitations of the Voting Common and the Non-Voting Common are set forth in full in Article Three of RGA's Restated Articles of Incorporation. The shares of Non-Voting Common to be issued upon consummation of the Offering will be, when issued, fully paid and non-assessable.

     VOTING MATTERS

     The Non-Voting Common will not entitle the holder thereof to any votes except as otherwise required by law. Consequently, holders of Non-Voting Common will not be entitled to elect directors or vote on other matters customarily decided by stockholders, such as mergers, consolidations or the sale of all or substantially all of RGA's assets. The Non-Voting Common is, however, convertible into Voting Common under certain circumstances described under "-- Conversion of Non-Voting Common." Under the General and Business Corporation Law of Missouri, as currently in effect, holders of Non-Voting Common will be entitled to vote as a class upon a proposed amendment to the Company's Restated Articles of Incorporation if the amendment would: (i) increase or decrease the aggregate number of authorized shares of the Non-Voting Common, (ii) increase or decrease the par value of the Non-Voting Common, (iii) create a new class of shares having rights and preferences prior or superior to the Non-Voting Common,
(iv) increase the rights and preferences or the number of authorized shares of any class having rights and preferences prior or superior to the Non-Voting Common, or (v) alter or change the powers, preferences, or special rights of the Non-Voting Common so as to affect the Non-Voting Common adversely. A merger or consolidation involving RGA, in and of itself, is not deemed to involve a proposed amendment to the Restated Articles of Incorporation for these purposes.

     On matters brought before the stockholders of the Company, each holder of Voting Common is entitled to one vote for each share of Voting Common held.

     DIVIDENDS AND OTHER DISTRIBUTIONS

     The Non-Voting Common is equal to the Voting Common in respect to dividends and other distributions in cash, property, or shares of stock of RGA (including distributions in connection with any recapitalization), except as described below. The declaration of any payment of cash dividends is solely within the discretion of RGA's Board of Directors, and there can be no assurance that such dividends will be declared and paid with any regularity. See "Price Range of Capital Stock and Dividends." Dividends or other distributions payable in shares of RGA will be made to all holders of Voting Common and Non-Voting Common and will be made only (i) in shares of Non-Voting Common to the holders of Voting Common and to the holders of Non-Voting Common, (ii) in shares of Voting Common to the holders of Voting Common and in shares of Non-Voting Common to the holders of Non-Voting Common, or (iii) in any other authorized class or series of capital stock to the holders of both classes of common stock, regardless of the fair market value of such shares received in payment of such dividend or other distribution. In addition, dividends or other distributions payable on the Voting Common and Non-Voting Common in convertible securities or securities giving the holder a right to acquire shares of Voting Common or Non-Voting Common ("Options"), other than rights issued pursuant to stockholder rights plans of the type entitling holders of rights other than an "acquiring person" to purchase shares or other securities at a below-market price if certain events occur (which rights may be distributed as a dividend pursuant to such a plan upon shares of either class of Voting Common or Non-Voting Common without a corresponding dividend distribution upon shares of the other), will be made to all holders of Voting Common and Non-Voting Common and may be made (1) in securities convertible into Voting Common or Options to acquire Voting Common to the record holders of Voting Common and to record holders of Non-Voting Common, or (2) in securities convertible into Voting Common or Options to acquire Voting Common to the record holders of Voting Common and in securities convertible into Non-Voting Common and Options to acquire Non-Voting Common to the record holders of the Non-Voting Common. In no event will either Voting Common or Non-Voting Common be split, subdivided or combined unless the other is proportionately split, subdivided or combined.

     CONVERSION OF NON-VOTING COMMON

     Except as described below, the Non-Voting Common will not be convertible into Voting Common or any other security of RGA.

     The Non-Voting Common will be automatically converted into Voting Common on a share-for-share basis if, as a result of the existence of the Non-Voting Common, the Voting Common or the Non-Voting Common or both becomes excluded from trading on all principal national securities exchanges and also is excluded from quotation on The Nasdaq Stock Market's National Market or any other comparable national quotation system then in use. In addition, if at any time the number of outstanding shares of Voting Common as reflected on RGA's stock transfer books falls below 10% of the aggregate number of outstanding shares of Voting Common and Non-Voting Common, then all the outstanding shares of Non-Voting Common will be automatically converted into shares of Voting Common, on a share-for-share basis. For purposes of the immediately preceding sentence, any shares of Voting Common or Non-Voting Common repurchased by RGA will no longer be deemed "outstanding" from and after the date of repurchase.

     In the event of any such conversion of the Non-Voting Common, certificates that formerly represented outstanding shares of Non-Voting Common will thereafter be deemed to represent a like number of shares of Voting Common, and all shares of Voting Common and Non-Voting Common authorized by RGA's Restated Articles of Incorporation will be deemed to be shares of Voting Common.

     BUSINESS COMBINATIONS; DISSOLUTION

     In the event of a merger, consolidation, combination or similar transaction of RGA with another entity (whether or not RGA is the surviving entity) or in the event of a liquidation, dissolution or winding up of RGA, the holders of Non-Voting Common will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of Voting Common in that transaction. Any capital stock, however, that holders of Non-Voting Common become entitled to receive in any merger, consolidation, combination or similar transaction may have terms substantially similar to the terms of the Non-Voting Common itself. Thus the surviving entity in any such transaction could have a dual-class capital structure like that of RGA and could upon the consummation of the merger or consolidation give voting shares to the holders of Voting Common and non-voting shares to the holders of Non-Voting Common.

     OTHER NON-VOTING COMMON PROTECTIONS

     Article Three of RGA's Restated Articles of Incorporation includes a two-pronged "Non-Voting Common Protection" provision designed with the intention of reducing the possibility that the holders of the Non-Voting Common could be treated unfairly in the event that a person attempts to acquire control of or to take over RGA. The provision may also have an anti-takeover effect.

     The first prong of the Non-Voting Common Protection provision seeks to prevent a person who has crossed a certain ownership threshold from gaining control of RGA by acquiring Voting Common without buying Non-Voting Common. Anyone who acquires more than 15% of the outstanding Voting Common after

May 27, 1998 (the "Effective Date") and does not acquire a percentage of the Non-Voting Common outstanding at least equal to the percentage of Voting Common that the person acquired above the 15% threshold will not be allowed to vote the Voting Common acquired in excess of the 15% level. For example, if a person acquires 20% of the outstanding Voting Common after the Effective Date but acquires no Non-Voting Common, that person would be unable to vote the 5% of the Voting Common acquired in excess of the 15% threshold. The inability of the person to vote the excess Voting Common will continue under RGA's Restated Articles of Incorporation until such time as a sufficient number of shares of Non-Voting Common have been acquired by the person that the requirements of the Non-Voting Common Protection provision have been satisfied.

     The second prong of the Non-Voting Common Protection provision is an "Equitable Price" requirement. It is intended to prevent a person seeking to acquire control of RGA from paying a discounted price for the Non-Voting Common required to be purchased by the acquiring person under the first prong of the Non-Voting Common Protection provision. Under the Restated Articles of Incorporation, an equitable price has been paid for shares of Non-Voting Common only when they have been acquired at a price at least equal to the greater of
(i) the highest per share price paid by the acquiring person, in cash or in non-cash consideration, for any Voting Common acquired within the 60-day periods preceding and following the acquisition of the Non-Voting Common, or (ii) the highest closing market sale price of a share of Voting Common during the 30-day period preceding the acquisition of the Non-Voting Common. The value of any non-cash consideration will be determined by RGA's Board of Directors acting in good faith. The highest closing market sale price of a share of Voting Common will be the highest closing sale price on the Composite Tape for the NYSE-Listed Stocks or such other securities exchange or other quotation system then constituting the principal trading market for either the Voting Common or the Non-Voting Common. In the event that no quotations are available, the highest closing market sale price will be the fair market value of a share of Voting Common during such 30-day period as determined by RGA's Board of Directors acting in good faith. As a practical matter, a person seeking to acquire control of RGA would have to buy the Voting Common and Non-Voting Common at virtually the same time and at the same price, as might occur in a tender offer, in order to ensure that the acquiring person would be able to vote the Voting Common acquired in excess of the 15% threshold.

     The Non-Voting Common Protection provision does not prevent any person or group from acquiring a significant or controlling interest in RGA, provided such person or group complies with the Non-Voting Common Protection provision or incurs suspension of the voting rights of excess shares of Voting Common acquired as provided by the Non-Voting Common Protection feature. The Non-Voting Common Protection provision could make an acquisition of a significant or controlling interest in RGA more expensive than if such requirement did not exist. Consequently, a person or group might be deterred from acquiring a significant or controlling interest in RGA as a result of such requirement.

     Under the Non-Voting Common Protection provision, an acquisition of Voting Common would be deemed to include any shares that a person acquires directly or indirectly, in one transaction or a series of transactions, or with respect to which that person acts or agrees to act in concert with any other person. Unless there are affirmative attributes of concerted action, however, "acting or agreeing to act in concert with any other person" will not include actions taken or agreed to be taken by persons acting in their official capacities as directors or officers of RGA or actions by persons merely because they are related by blood or marriage. Also, an acquisition of Voting Common will not be deemed to include (i) shares acquired pursuant to contracts existing prior to the Effective Date, (ii) shares acquired by bequest or inheritance, by operation of law upon the death of any individual, or by any other transfer without valuable consideration, including a gift that is made in good faith and not for purposes of circumventing the Non-Voting Common Protection provision, (iii) shares acquired upon issuance or sale by RGA, (iv) shares acquired by operation of law (including a merger or consolidation effected for the purpose of recapitalizing any person, including RGA, or reincorporating any person, including RGA, in another jurisdiction but excluding a merger or consolidation for the purpose of acquiring another person), and (v) shares acquired by a plan of RGA qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, or acquired by reason of a distribution from such a plan. Thus, for example, the exercise of options that were granted under any stock option plan of

RGA prior to the Effective Date would not be considered acquisitions for purposes of the Non-Voting Common Protection provision because the exercise would be pursuant to a preexisting contract.

     The Non-Voting Common Protection provision will not apply to (i) any increase in a holder's percentage ownership of Voting Common resulting solely from a change in the total number of shares of Voting Common outstanding as the result of a repurchase of Voting Common by the Company since the last date on which that holder acquired Voting Common, or (ii) transfers of Voting Common from General American Mutual Holding Company, the ultimate parent of General American ("GAMHC"), or any direct or indirect subsidiary of GAMHC, to GAMHC or any direct or indirect subsidiary of GAMHC. The Non-Voting Common Protection provision also provides that to the extent that the voting power of any shares of Voting Common cannot be exercised pursuant to the provision, those shares of Voting Common will not be included in the determination of the voting power of RGA for any purposes under the Restated Articles of Incorporation or under the Missouri General and Business Corporation Law.

     TRANSFERABILITY; TRADING MARKET

     Like the existing Voting Common, the Non-Voting Common will be freely transferable, and except for federal and state securities law restrictions on directors, officers and other affiliates of RGA and on persons holding "restricted" stock, RGA's stockholders will not be restricted in their ability to sell or transfer shares of Non-Voting Common. Application has been made to list the shares of Non-Voting Common on the NYSE under the symbol RGA.A, subject to official notice of issuance.

     POSSIBLE DILUTION

     It is possible that the Voting Common will trade at a premium compared to the Non-Voting Common. The Board of Directors has included certain Non-Voting Common Protection features in Article Three of the Restated Articles of Incorporation which may help to reduce or eliminate the economic reasons for the Voting Common to trade at a premium compared to the Non-Voting Common, although no assurance can be given in such regard. If the Voting Common were to trade at a premium to the Non-Voting Common, subsequent issuances of Non-Voting Common, instead of Voting Common, in connection with a public or private offering, an acquisition or other transaction could have a greater dilutive effect on stockholders because such an acquisition or transaction would require more shares to deliver the same aggregate value. To minimize dilution of voting power to existing stockholders, RGA may be more likely to issue shares of Non-Voting Common than Voting Common in the future to raise equity, finance acquisitions or fund employee benefit plans.

     ISSUANCES AND REPURCHASES OF STOCK

     Article Three of the Restated Articles of Incorporation expressly authorizes the Board of Directors to authorize RGA to issue and sell all or any part of any class of stock therein or thereafter authorized, from time to time, and at such time or times, in such amounts and manner to such persons, firms, associations or corporations, and for such consideration, whether in cash, property or otherwise, as the Board of Directors from time to time, in its discretion, determines whether or not greater consideration could be received upon the issue or sale of the same number of shares of another class, and as otherwise permitted by law.

     Article Three of the Restated Articles of Incorporation also expressly authorizes the Board of Directors to authorize RGA to purchase from time to time shares of any one class or any combination of classes of common stock without regard to differences among them in price and other terms under which such shares may be purchased. The Board of Directors, therefore, could authorize RGA to purchase Voting Common even if the consideration which would be paid by purchasing Non-Voting Common would be less.

     PREEMPTIVE RIGHTS

     The Non-Voting Common will not carry any preemptive rights enabling a holder to subscribe for or receive shares of any class of RGA's stock or any other securities convertible into shares of any class of RGA's stock.

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

VOTING COMMON

     All of the outstanding shares of Voting Common are fully paid and nonassessable. Subject to the prior rights of the holders of any shares of preferred stock which subsequently may be issued and outstanding, the holders of Voting Common are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, dissolution, or winding up of RGA, to share ratably in all assets remaining after payment of liabilities. Each holder of Voting Common is entitled to one vote for each share held of record on all matters presented to a vote of stockholders, including the election of directors. Holders of Voting Common have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Additional shares of authorized Voting Common may be issued without stockholder approval, subject to applicable rules of the NYSE.

PREFERRED STOCK

     The authorized preferred stock of RGA is available for issuance from time to time at the discretion of RGA's Board of Directors without stockholder approval. The Board of Directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the dividend rate, and the voting rights, conversion privileges, redemption and liquidation rights, if any, and any other rights, preferences, and limitations of the particular series. Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on holders of Voting Common and Non-Voting Common by delaying or preventing a change of control of RGA, making removal of the present management of RGA more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of Voting Common and Non-Voting Common. Except as otherwise contemplated by the Rights Plan described, RGA presently has no intention to issue any shares of preferred stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     Upon completion of the Offering, there will be        shares of Voting
Common,        shares of Non-Voting Common, and        shares of preferred stock
available for future issuance by RGA without stockholder approval, subject to applicable rules of the NYSE. These additional shares may be issued for a variety of corporate purposes, including raising additional capital, corporate acquisitions, and employee benefit plans. Except as contemplated by the RGA Flexible Stock Plan, the Rights Plan, and other possible employee benefit or stock purchase plans, RGA does not currently have any plans to issue additional shares of Voting Common or preferred stock. See "-- Preferred Stock Purchase Rights."

     One of the effects of the existence of unissued and unreserved Voting Common, Non-Voting Common and preferred stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of RGA by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of RGA's management and possibly deprive the stockholders of opportunities to sell their shares of Voting Common and Non-Voting Common at prices higher than the prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of RGA pursuant to the operation of the Rights Plan or otherwise. See also "-- Certain Charter and Bylaw Provisions."

PREFERRED STOCK PURCHASE RIGHTS

     Under RGA's Shareholder Rights Plan, the Board of Directors has authorized the issuance of one preferred stock purchase right (a "Right") for each outstanding share of Voting Common and, effective upon consummation of the Offering, for each outstanding share of Non-Voting Common. Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from RGA one one-hundred fiftieth (as adjusted for the three-for-two stock split in August 1997) of a share of Series A Junior Participating Preferred Stock, $.01 par value, (the "Series A Preferred Stock"), at a price of $130 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in a certain Rights Agreement, as amended, between RGA and Chase Mellon Shareholder Services, L.L.C., as Rights

Agent (the "Rights Agreement"). The summary of the terms of the Rights set forth herein is qualified in its entirety by reference to the Rights Agreement.

     Currently, no separate Rights certificates represent the Rights. Until the earlier of (i) ten business days following the first to occur of (a) a public announcement that, without the prior written consent of RGA, a person or group of affiliated or associated persons, other than General American (and its subsidiaries and affiliates) and certain subsidiaries or employee benefit or compensation plans of RGA (an "Acquiring Person") has acquired, or obtained the right to acquire, 20% or more of the voting power of all securities of RGA then outstanding generally entitled to vote for the election of directors of RGA ("Voting Power"), or (b) the date on which RGA first has notice or otherwise determines that a person has become an Acquiring Person (the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Board of Directors, but in no event later than such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer, without the prior written consent of RGA, for 20% or more of the Voting Power of RGA (the earlier of the dates in clause (i) or (ii) above being called the "Distribution Date"), the Rights will be evidenced by RGA's outstanding Voting Common and Non-Voting Common certificates. Notwithstanding the foregoing, an Acquiring Person shall not include any person or group who inadvertently becomes the beneficial owner of 20% or more of the Voting Power, as long as such person or group, if requested, promptly enters into an irrevocable commitment to, and promptly does, divest enough shares to get below the 20% threshold.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with RGA's Voting Common and Non-Voting Common. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Voting Common or Non-Voting Common certificates issued upon transfer, new issuance or issuance from RGA's treasury will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the transfer of the Rights associated with the Voting Common or Non-Voting Common certificates will also constitute the transfer of the Rights associated with the Voting Common or Non-Voting Common represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Voting Common and Non-Voting Common as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on April 15, 2003, unless earlier redeemed or exchanged by RGA, as described below.

     The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the distribution to holders of Series A Preferred Stock of rights or warrants to subscribe for shares of Series A Preferred Stock or securities convertible into Series A Preferred Stock at less than the then current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Series A Preferred Stock) or of convertible securities, subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundred fiftieths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Voting Common or Non-Voting Common payable in Voting Common or Non-Voting Common, as the case may be, or a stock dividend on the Voting Common or Non-Voting Common payable in Voting Common or Non-Voting Common, as the case may be, or subdivisions, consolidations or combinations of the Voting Common or Non-Voting Common occurring, in any such case, prior to the Distribution Date.

     In the event that, following the Distribution Date, RGA is acquired in a merger or other business combination transaction where RGA is not the surviving corporation or where the Voting Common or Non-Voting Common is exchanged or changed or 50% or more of RGA's assets or earning power is sold (in one transaction or a series of transactions), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise of the Right and payment of the Purchase Price, that number of shares of capital stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a market value of two times the Purchase Price (such right being called the "Merger Right").

     In the event that any person becomes an Acquiring Person ("Flip-in Event"), proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares (or fractional shares) of Voting Common (or, in certain cases, equivalent securities) having a market value of two times the Purchase Price (such right being called the "Subscription Right"). The Rights will not, however, become exercisable following a Flip-in Event as described above until such time as the Rights are no longer redeemable by RGA as described below.

     Any Rights that are beneficially owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person will become null and void upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right and any holder of such Rights will have no right to exercise such Rights from and after the occurrence of such an event insofar as they relate to the Subscription Right or the Merger Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the Voting Power of RGA and prior to the acquisition by such person or group of 50% or more of the Voting Power of RGA, the Board of Directors of RGA may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for, in the case of holders of Voting Common, additional shares of Voting Common at an exchange ratio of one share of Voting Common per Right or, in the case of holders of Non-Voting Common, additional shares of Non-Voting Common at the exchange ratio of one share of Non-Voting Common per Right. The RGA Board of Directors may also exchange the Rights (other than Rights which have become void), in whole or in part, for shares of Series A Preferred Stock at an exchange ratio of one one-hundred fiftieth of a share of Series A Preferred Stock (or of a share of a class or series of RGA's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional shares will be issued (other than fractions which are integral multiples of one one-hundred fiftieth of a share of Series A Preferred Stock). In lieu of fractional shares, an adjustment in cash will be made based on the market price of the stock on the last trading date prior to the date of exercise.

     At any time until the date a person becomes an Acquiring Person, RGA may elect to redeem the Rights in whole, but not in part, at a price of $0.0067 per Right. Immediately upon the action of the Board of Directors electing to redeem the Rights, RGA will make announcement thereof, and the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     The Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable and will be junior to any other series of preferred stock RGA may issue (unless otherwise provided in the terms of such stock). Each share of Series A Preferred Stock will have a preferential dividend in an amount equal to the greater of $1.00 per share or 150 times any dividend declared on each share of Non-Voting Common or Voting Common. In the event of liquidation, the holders of Series A Preferred Stock will receive a preferred liquidation payment equal to the greater of $100.00 or 150 times the payment made per each share of Non-Voting Common or Voting Common. Each share of Series A Preferred Stock will have 150 votes, voting together with the shares of Voting Common. In the event of any merger, consolidation or other transaction in which shares of Voting Common or Non-Voting Common are exchanged, each share of Series A Preferred Stock will be entitled to receive 150 times the amount and type of consideration received per share of Voting Common or Non-Voting Common. The rights of the Series A Preferred Stock as to the dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Series A Preferred Stock in integral multiples of one one-hundred fiftieth of a share of Series A Preferred Stock will be issuable; however, RGA may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-hundred fiftieth of a share, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

     Because of the nature of the Series A Preferred Stock's voting, dividend and liquidation features, the value of the one one-hundred fiftieth of a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Voting Common or Non-Voting Common.

     The Board of Directors of RGA retains a broad ability to amend or supplement the Rights Agreement without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of RGA, including, without limitation, the right to vote or to receive dividends.

     Shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock or other consideration as set forth above.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire RGA without a condition to such an offer that a substantial number of the Rights be acquired or the Rights be redeemed or otherwise not apply. RGA's ability to amend the Rights Agreement may, depending upon the circumstances, increase or decrease the anti-takeover effects of the Rights. The Rights do not prevent the Board of Directors of RGA from approving in advance any merger or other business combination since the Rights may be redeemed by the Board of Directors as described above.

CERTAIN CHARTER AND BYLAW PROVISIONS

     RGA's Restated Articles of Incorporation and Bylaws provide for a classified Board of Directors, limit the right of stockholders to remove directors or change the size of the Board of Directors, to fill vacancies on the Board of Directors, to act by written consent and to call a special meeting of stockholders, and require a higher percentage of stockholders than would otherwise be required to amend, alter, change, or repeal the provisions of the Restated Articles of Incorporation and Bylaws discussed below. The Restated Articles of Incorporation also provide that the Bylaws may be amended only by the majority vote of the Board of Directors; thus stockholders will not be able to amend the Bylaws without first amending the Restated Articles of Incorporation. The foregoing provisions, which are summarized below, may have the effect of discouraging certain types of transactions that involve an actual or threatened change of control of RGA. Reference is made to the full text of the Restated Articles of Incorporation and Bylaws and the following summary is qualified in its entirety by such reference.

     Size of Board, Election of Directors, Classified Board, Removal of Directors and Filling Vacancies. The Restated Articles of Incorporation provide that the number of directors to constitute the initial board of directors will be three and thereafter the number of directors will be fixed from time to time as provided in the Bylaws. The Bylaws provide for a Board of Directors of at least three directors and permit the Board of Directors to increase the number of Directors. In accordance with the Bylaws, the Board of Directors has fixed the number of directors at ten. The Restated Articles of Incorporation further provide that the Bylaws may be amended only by majority vote of the Board of Directors.

     In order for a stockholder to nominate a candidate for director, the Restated Articles of Incorporation require that timely notice be given to RGA in advance of the meeting. Ordinarily, such notice must be given not less than 60 days nor more than 90 days before the meeting (but if RGA gives less than 70 days' notice of the meeting, then the stockholder must give such notice within ten days after notice of the meeting is mailed or other public disclosure of the meeting is made). The stockholder filing the notice of nomination must describe various matters regarding the nominee, including such information as name, address, occupation, and shares held. The Restated Articles of Incorporation do not permit cumulative voting in the election of directors. Accordingly, the holders of a majority of the then outstanding shares of voting stock can elect all the directors of the class then being elected at that meeting of stockholders.

     The Restated Articles of Incorporation and Bylaws provide that the Board shall be divided into three classes, with the classes to be as nearly equal in number as possible, and that one class shall be elected each year and serve for three-year term.

     Missouri law provides that, unless a corporation's articles of incorporation provide otherwise, the holders of a majority of the corporation's voting stock may remove any director from office. The Restated Articles of Incorporation provide that, except as described below, a director may be removed by stockholders only "for cause" and with the approval of the holders of 85% of RGA's voting stock.

     Missouri law further provides that, unless a corporation's articles of incorporation or bylaws provide otherwise, all vacancies on a corporation's board of directors, including any vacancies resulting from an increase in the number of directors, may be filled by the vote of a majority of the remaining directors even if that number is less than a quorum. The Restated Articles of Incorporation provide that, subject to the rights, if any, of the holders of any class of preferred stock then outstanding and except as described below, vacancies may be filled only by the vote of a majority of the remaining directors.

     The classification of directors, the inability to vote shares cumulatively, the advance notice requirements for nominations, and the provisions in the Restated Articles of Incorporation that limit the ability of stockholders to increase the size of the Board or to remove directors and that permit the remaining directors to fill any vacancies on the Board will have the effect of making it more difficult for stockholders to change the composition of the Board. As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, whether or not a change in the Board would be beneficial to RGA and its stockholders and whether or not a majority of RGA's stockholders believes that such change would be desirable.

     Limitations on Stockholder Action by Written Consent; Limitations on Calling Stockholder Meetings. As required to Missouri law, the Bylaws provide that any action by written consent of stockholders in lieu of a meeting must be unanimous. Under the Restated Articles of Incorporation, except as described below, stockholders are not permitted to call special meetings of stockholders or to require the Board to call a special meeting of stockholders, and a special meeting of stockholders may be called only by a majority of the entire Board of Directors, the Chairman of the Board or the President. In order for a stockholder to bring a proposal before a stockholder meeting, the Restated Articles of Incorporation require that timely notice be given to RGA in advance of the meeting. Ordinarily, such notice must be given at least 60 days but not more than 90 days before the meeting (but if RGA gives less than 70 days' notice of the meeting, then the stockholder must give such notice within ten days after notice of the meeting is mailed or other public disclosure of the meeting is made). Such notice must include a description of the proposal, the reasons therefor, and other specified matters. The Board may reject any such proposals that are not made in accordance with these procedures or that are not a proper subject for stockholder action in accordance with the provisions of applicable law.

     The provision of the Bylaws requiring unanimity for stockholder action by written consent gives all the stockholders of RGA entitled to vote on a proposed action the opportunity to participate in such action and will prevent the holders of a majority of the voting power of RGA from using the written consent procedure to take stockholder action. Moreover, a stockholder cannot force a stockholder consideration of a proposal over the opposition of the Board of Directors by calling a special meeting of stockholders or forcing consideration of such a proposal.

     These provisions are designed in part to make it more difficult and time-consuming to obtain majority control of the Board of Directors of RGA or otherwise bring a matter before stockholders without the Board's consent, and thus reduce the vulnerability of RGA to an unsolicited takeover proposal. These provisions are designed to enable RGA to develop its business in a manner which will foster its long-term growth, with the threat of a takeover not deemed by the Board to be in the best interests of RGA and its stockholders and the potential disruption entailed by such a threat reduced to the extent practicable. On the other hand, these provisions may have an adverse effect on the ability of stockholders to influence the governance of RGA and the possibility of stockholders receiving a premium above market price for the securities from a potential acquirer who is unfriendly to management. In addition, The General and Business Corporation Law of
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

Missouri also contains certain provisions which may have such an effect, including control share acquisition and business combination statutes.

TRANSFER AGENT

     The transfer agent and registrar for the Non-Voting Common, the Voting Common and the Rights is Chase Mellon Stockholder Services, L.L.C.

STOCKHOLDER INFORMATION

     RGA will deliver to the holders of Non-Voting Common the same proxy statements, annual reports, and other information and reports that it delivers to the holders of Voting Common.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
                   FOR NON-U.S. HOLDERS OF NON-VOTING COMMON

     The following discussion concerns the material United States federal income tax consequences of the ownership and disposition of shares of Non-Voting Common applicable to Non-U.S. Holders of shares of Non-Voting Common. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the U.S., (ii) a corporation, partnership or an entity that is taxed as a partnership created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof, (iii) an estate whose income is includable in gross income for U.S. federal income tax purposes regardless of its source, or
(iv) a trust for which a court within the U.S. is able to exercise primary supervision over the administration of the trust, and for which one or more U.S. persons have the authority to control all substantial decisions of the trust. The discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), applicable final and temporary Treasury Regulations ("Treasury Regulations"), judicial authority, and current administrative rulings and pronouncements of the U.S. Internal Revenue Service ("IRS") and upon the facts concerning RGA as of the date hereof. There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been or will be sought by RGA. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to Non-U.S. Holders.

     This discussion does not address all aspects of federal income taxation and does not address any aspects of federal estate taxation or of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including the fact that in the case of a Non-U.S. Holder that is a partnership, partners should be aware that the U.S. tax consequences of holding and disposing of shares of Non-Voting Common may be affected by certain determinations made at the partnership level). Accordingly, prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of shares of Non-Voting Common.

TAXATION OF DIVIDENDS AND DISPOSITIONS

     Dividends on Non-Voting Common. Subject to the discussion below, dividends, if any (see "Price Range of Capital Stock and Dividends"), paid to a Non-U.S. Holder generally will be subject to United States withholding tax at a 30% rate (or a lower rate as may be prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business of the Non-U.S. Holder within the U.S. Dividends effectively connected with a trade or business will generally not be subject to withholding (if the Non-U.S. Holder complies with applicable IRS reporting requirements) and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the deemed repatriation from the U.S. of effectively connected earnings and profits) at a 30% rate (or a lower rate as may be prescribed by an applicable tax treaty). Under currently effective U.S. Treasury Regulations, dividends paid on or before December 31, 1999 to an address outside the U.S. are presumed to be paid to a resident of such country for purposes of the withholding tax, absent knowledge that such presumption is not warranted. Under interpretations of currently effective U.S. Treasury Regulations, the same presumption applies to determine the applicability of a reduced rate of withholding under a tax treaty. Thus, Non-U.S. Holders receiving dividends at addresses outside the U.S. are not currently required to file tax forms to obtain the benefit of reduced withholding at an applicable treaty rate. Recently finalized U.S. Treasury Regulations applicable to dividends paid after December 31, 1999 (the "Final Regulations") generally provide that the status of a payee as a Non-U.S. Holder would be made based upon a withholding certificate. In addition, the Final Regulations establish certain presumptions (which differ from those discussed above) upon which RGA may generally rely to determine whether, in the absence of certain documentation, a holder should be treated as a Non-U.S. Holder for purposes of the 30% withholding tax described above. The presumptions would not apply for purposes of granting reduced rate of withholding under a treaty. Under the Final Regulations, to obtain a reduced rate of withholding under a treaty, Non-U.S.

Holder will generally be required either (i) to provide an IRS Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty together with, in certain circumstances, additional information, or (ii) satisfy certain other applicable certification requirements. The Final Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

     Dispositions of Non-Voting Common. Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax with respect to gain realized upon the disposition of such holder's shares of Non-Voting Common unless (i) (a) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the U.S. (in which case the branch profits tax may also apply), or
(b) if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is a non-resident alien individual who holds the shares of Non-Voting Common as a capital asset, such holder is present in the U.S. for a period aggregating 183 days or more in the taxable year of the disposition, and either
(a) such Non-U.S. Holder has a "tax home" (as specifically defined for U.S. federal income tax purposes) in the U.S. (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and a foreign tax equal to at least 10% of such gain has been paid to a foreign country), or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in the U.S., (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates, or (iv) RGA is or has been a "U.S. real property holding corporation" for federal income tax purposes (which RGA does not believe that it is or is likely to become) and, assuming that the Non-Voting Common is deemed for tax purposes to be "regularly traded on an established securities market," the Non-U.S. Holder held, at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than five percent of the Non-Voting Common. Non-U.S. Holders should consult applicable tax treaties, which might result in a U.S. federal income tax treatment on the sale or other disposition of Non-Voting Common different than as described above.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Dividends on Non-Voting Common. RGA must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to and the tax withheld, if any, with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty or if withholding was not required because the dividends were effectively connected with a trade or business in the U.S. of the Non-U.S. Holder. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides. Dividends paid on or before December 31, 1999 to a holder at an address outside the U.S. (unless RGA has knowledge that the holder is a U.S. person) or dividends paid on or before December 31, 1999 that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate, and dividends that are effectively connected with the conduct of a trade or business in the U.S. (if certain certification and disclosure requirements are met) will generally not be subject to backup withholding of U.S. federal income tax or information reporting. In general, backup withholding at a rate of 31% and information reporting will apply to other dividends paid on or before December 31, 1999 on shares of Non-Voting Common to holders that are not "exempt recipients", as defined in the Treasury Regulations, and fail to provide to RGA in the manner required, certain identifying information (such as the holder's name, address and taxpayer identification number). Generally, individuals are not exempt recipients. For dividends paid after December 31, 1999, the Final Regulations provide certain presumptions and other rules under which Non-U.S. Holders may be subject to backup withholding and related information reporting in the absence of required certifications.

     Dispositions of Non-Voting Common. The payment of the proceeds from the disposition of shares of Non-Voting Common by or through the U.S. office of a broker will be subject to information reporting and backup withholding at a rate of 31% unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Non-Voting Common outside the U.S. by or through a non-U.S. office of a broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Non-Voting Common outside the U.S. by or through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person", existing regulations require information reporting (but not backup withholding) on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder, the broker has no actual knowledge to the contrary and certain other requirements are satisfied. For tax purposes, a "U.S.-related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or (iii) effective after December 31, 1999, certain brokers that are foreign partnerships with U.S. partners or that are engaged in a U.S. trade or business. For proceeds from the disposition of Non-Voting Common after December 31, 1999, the Final Regulations provide more detailed rules concerning such documentation.

     Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom and the procedures for obtaining such an exemption, if available.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement among RGA and A.G. Edwards & Sons, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Chase Securities Inc. and Conning & Company, as the representatives for the several underwriters (the "Representatives"), RGA has agreed to sell to the underwriters named below (the "Underwriters"), and the Underwriters have severally agreed to purchase from RGA, the respective number of shares of Non-Voting Common set forth opposite their respective names below:

                                                                NUMBER OF
                                                                SHARES OF
                                                                NON-VOTING
                        UNDERWRITER                               COMMON
                        -----------                             ----------
A.G. Edwards & Sons, Inc....................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Chase Securities Inc........................................
Conning & Company...........................................
                                                                ---------
          Total.............................................    5,300,000
                                                                =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Non-Voting Common offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Non-Voting Common in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less
a concession of $     per share. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $     per share to certain other
brokers and dealers. After the shares of Non-Voting Common are released for sale to the public, the offering price and the selling terms may from time to time be varied by the Representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 795,000 additional shares of Non-Voting Common solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 5,300,000 shares of Non-Voting Common offered hereby and the Company will be obligated, pursuant to the option to sell such shares to the Underwriters.

     RGA, one of its directors and GenAmerica Corporation have agreed to enter into lock-up agreements pursuant to which they will agree that they will not, for 90 days, 45 days and 90 days, respectively, from and after the date of this Prospectus, sell, offer to sell, or otherwise dispose of, directly or indirectly, any shares of capital stock of RGA (other than shares issuable pursuant to a plan for employees or shareholders in effect on the date of this Prospectus, and Voting Common issuable on conversion of securities or exercise of warrants or options outstanding on the date of this Prospectus) without the prior written consent of A.G. Edwards & Sons, Inc.

     Prior to the Offering, there has been no public market for the Non-Voting Common. The price of the shares of Non-Voting Common has been negotiated between RGA and the Representatives. In addition to prevailing market conditions, among the factors considered in determining the offering price of the shares of Non-Voting Common were the trading history and price of RGA's Voting Common, the Company's historical financial performance, estimates of the business potential and earning prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to the market valuations of companies in similar business.

     The Representatives have informed RGA that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     In connection with the Offering, the Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Non-Voting Common or Voting Common. These transactions may include over-allotment and stabilizing transactions and purchases, effected in accordance with Rule 104 of Regulation M, to cover short positions created by the Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Non-Voting Common or Voting Common; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of shares of Non-Voting Common or Voting Common than they are required to purchase from RGA in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Non-Voting Common or Voting Common sold in the Offering may be reclaimed by the Underwriters if such Non-Voting Common or Voting Common is repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Non-Voting Common or Voting Common, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     RGA has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Conning & Company is a wholly-owned subsidiary of Conning Corporation, which is an indirect majority-owned subsidiary of General American. Conning Asset Management Company, which is a subsidiary of Conning & Company, provides asset management and mortgage origination services for the Company. See "Management's Discussion and Analysis -- Investments" and "Business -- Certain Relationships and Related Transactions." Certain of the Underwriters and their affiliates have, from time to time, performed investment and commercial banking and other services for the Company and GenAmerica or their affiliates in the ordinary course of business and have received fees in connection therewith.

                                 LEGAL MATTERS

     The validity of the Non-Voting Common being offered hereby will be passed upon for RGA by Lewis, Rice & Fingersh, L.C., St. Louis, Missouri, and by James
E. Sherman, Esq., General Counsel and Secretary of RGA, and certain legal matters related to the Offering will be passed upon for the Underwriters by Bryan Cave LLP, St. Louis, Missouri. Mr. Sherman is also an employee and Associate General Counsel of General American and is an officer and/or a member of the Board of Directors of various of RGA's subsidiaries. A member of Bryan Cave LLP serves as a director of GenAmerica Corporation and General American. Bryan Cave LLP has, from time to time, served as counsel to General American and certain of its affiliates including the Company.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     RGA is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found on the Commission's web site address, http://www.sec.gov. Such reports, proxy statements and information also can be inspected at the office of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits, referred to herein as the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the Non-Voting Common being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Non-Voting Common being offered hereby, reference is made to the Registration Statement which can be inspected at the public reference facilities at the offices of the Commission set forth above. Any statements contained herein concerning the provision of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such reference is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by RGA (File No. 1-11848) with the Commission pursuant to the Exchange Act are incorporated by reference herein and made a part hereof: (1) RGA's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended on Form 10-K/A-1 filed with the Commission on April 8, 1998, (2) the description of Non-Voting Common contained in RGA's
Registration Statement on Form 8-A filed with the Commission on May   , 1998,
including any amendments or reports filed for the purpose of updating such description, and (3) the description of the preferred stock purchase rights contained in RGA's Registration Statement on Form 8-A filed with the Commission on April 7, 1993, as amended on Form 8-A/A filed with the Commission on April 28, 1993, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by RGA with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering of the Non-Voting Common shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents, unless any such document shall expressly state that it is not to be incorporated by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any amendment or supplement hereto.

     RGA undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests for such documents should be directed to: Reinsurance Group of America, Incorporated, 660 Mason Ridge Center Drive, St. Louis, Missouri 63141-8557, Attention Jack B. Lay, Executive Vice President and Chief Financial Officer, telephone number (314) 453-7300.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Forward Looking Statements.............    1
Prospectus Summary.....................    3
Risk Factors...........................    9
Use of Proceeds........................   10
Price Range of Capital Stock and
  Dividends............................   10
Capitalization.........................   11
Selected Consolidated Financial Data...   12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   13
Business...............................   28
Management.............................   44
Principal Stockholders.................   47
Description of Capital Stock...........   48
Certain U.S. Federal Income Tax
  Considerations for Non-U.S. Holders
  of Non-Voting Common.................   58
Underwriting...........................   61
Legal Matters..........................   62
Experts................................   62
Available Information..................   62
Incorporation of Certain Documents by
  Reference............................   63

======================================================
======================================================

                                5,300,000 SHARES

                   REINSURANCE GROUP OF AMERICA, INCORPORATED

                                    RGA LOGO

                            NON-VOTING COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                                          , 1998
                            ------------------------

                           A.G. EDWARDS & SONS, INC.

                          DONALDSON, LUFKIN & JENRETTE
              SECURITIES CORPORATION

                             CHASE SECURITIES INC.

                               CONNING & COMPANY

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee........................................    $ 93,293.75
NASD Filing Fee.............................................      30,500.00
New York Stock Exchange, Inc. Listing Fee...................      56,463.00
Blue Sky Qualification Fees and Expenses....................
Accounting Fees and Expenses................................     100,000.00
Legal Fees and Expenses.....................................     125,000.00
Printing and Engraving Expenses.............................
Transfer and Registrar Fees.................................       1,500.00
Miscellaneous...............................................
                                                                -----------
          Total.............................................    $
                                                                ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 351.355(1) of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorney's fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his contact was unlawful. Section 351.355(2) provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys' fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any matter in which he has been adjudged liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court.
Section 351.355(3) provides that a corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him under Section 351.355(1) or (2). Section 351.355(7) provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any by-law or agreement of the corporation which has been adopted by a vote of the stockholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

     The Restated Articles of Incorporation of RGA filed as Exhibit 3.1 to this Registration Statement contain provisions indemnifying its directors, officers, employees and agents to the extent authorized specifically by Sections 351.355(1), (2) (3) and (7). RGA has entered into indemnification contracts with the officers and directors of RGA. The contracts provide that RGA under certain circumstances may self-insure against directors' and officers' liabilities now insured under the policy of insurance referred to below and will provide indemnity to the fullest extent permitted by law against all expenses (including attorneys' fees), judgments, fines and settlement amounts, paid or incurred in any action or proceeding, including any act on behalf of RGA, on account of their service as a director or officer of RGA, any subsidiary of RGA or any other company or enterprise when they are serving in such capacities at the request of RGA, excepting only cases where the conduct of such person is adjudged to be knowingly fraudulent, deliberately dishonest or willful misconduct.

     Directors or officers of RGA who are directors or officers of General American may also be entitled to indemnification under the provisions of an agreement with General American providing indemnification to them since they serve, at General American's request, as directors or officers of RGA. Such individuals may also be covered by General American's directors' and officers' liability insurance policy.

     The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for the mutual indemnification of RGA and any Underwriters, their respective controlling persons, directors and certain of their officers, against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     General American maintains a policy of insurance under which the directors and officers of RGA are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts, as defined in the policy, in their respective capacities as directors or officers.

ITEM 16. EXHIBITS.

     See Index to Exhibits.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under "Item 15 -- Indemnification of Directors and Officers" above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been sealed by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes: (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;
(2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) That for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on April 29, 1998.

                                          REINSURANCE GROUP OF AMERICA,
                                          INCORPORATED

                                          By: /s/ A. GREIG WOODRING

                                            ------------------------------------
                                            A. Greig Woodring
                                            Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Jack B. Lay and James E. Sherman, and each of them, severally, his true and lawful attorneys and agents to execute in his name, place and stead (individually and in any capacity stated below) any and all amendments to this Registration Statement (and any additional registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the same offering contemplated by this Registration Statement) and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have power to act with or without the others and to have full power and authority to do and to perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of he undersigned might or could do in person.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                   NAME                       TITLE/POSITION                                  DATE
                   ----                       --------------                                  ----

/s/ RICHARD A. LIDDY                          Chairman of the Board of Directors            May 1, 1998
------------------------------------------
Richard A. Liddy

/s/ A. GREIG WOODRING                         President, Chief Executive Officer and     April 29, 1998
------------------------------------------    Director (principal executive officer)
A. Greig Woodring

/s/ JACK B. LAY                               Executive Vice President, Chief Financial     May 4, 1998
------------------------------------------    Officer and Director (principal financial
Jack B. Lay                                   and accounting officer)

/s/ J. CLIFF EASON                            Director                                      May 1, 1998
------------------------------------------
J. Cliff Eason

/s/ BERNARD A. EDISON                         Director                                   April 29, 1998
------------------------------------------
Bernard A. Edison

/s/ STUART GREENBAUM                          Director                                   April 29, 1998
------------------------------------------
Stuart Greenbaum

                   NAME                       TITLE/POSITION                                  DATE
                   ----                       --------------                                  ----
/s/ WILLIAM A. PECK                           Director                                   April 29, 1998
------------------------------------------
William A. Peck

/s/ LEONARD M. RUBENSTEIN                     Director                                   April 29, 1998
------------------------------------------
Leonard M. Rubenstein

/s/ WILLIAM P. STIRITZ                        Director                                   April 30, 1998
------------------------------------------
William P. Stiritz

/s/ H. EDWIN TRUSHEIM                         Director                                   April 28, 1998
------------------------------------------
H. Edwin Trusheim

                               INDEX TO EXHIBITS

NUMBER    EXHIBIT
------    -------
  1.1     Form of Underwriting Agreement.*
  3.1     Restated Articles of Incorporation of Reinsurance Group of
          America, Incorporated, incorporated herein by reference to
          Registration Statement on Form S-1 (No. 33-58960) filed on
          March 2, 1993.
  3.2     Bylaws of Reinsurance Group of America, Incorporated,
          incorporated herein by reference to Registration Statement on Form S-1 (No. 33-58960) filed on March 2, 1993.
  3.3     Form of Amendment to Restated Articles of Incorporation of
          Reinsurance Group of America, Incorporated.
  4.1     Form of Specimen Certificate for Non-Voting Common for
          Reinsurance Group of America, Incorporated.
  4.2     Rights Agreement, as amended, dated as of May 4, 1993,
          between Reinsurance Group of America, Incorporated and
          Boatmen's Trust Company, as Rights Agent, incorporated
          herein by reference to Amendment No. 1 to Form 10-Q for the quarter ended March 31, 1997 (No. 1-11848) filed on May 21,
          1997.
  4.3     Second Amendment to Rights Agreement, dated as of April 22,
          1998, between Reinsurance Group of America, Incorporated and
          Chase Mellon Shareholder Services, L.L.C. (as successor to
          Boatmen's Trust Company), as Rights Agent.
  5.1     Opinion of Lewis, Rice & Fingersh, L.C.
 23.1     Consent of Lewis, Rice & Fingersh, L.C. (included as part of
          Exhibit 5.1).
 23.2     Consent of KPMG Peat Marwick LLP.
 24.1     Power of Attorney (included on signature page hereof).

-------------------------
* To be filed by pre-effective amendment.